





Grupo
CONTINENTAL
S.A.B.

2009

Annual Report

CONTENTS


COTIZA EN
BOLSA MEXICANA DE VALORES

CONTAL

GRUPO CONTINENTAL
2009 QUARTERLY STOCK PRICES
Nominal Mexican Pesos

2009	T1	T2	T3	T4
Highest price	24.00	26.37	27.98	33.62
Lowest price	20.00	21.50	23.64	27.39
Price at closing	22.89	22.95	27.00	33.08

Common Stock
Ticker Symbol
Bolsa Mexicana de Valores (BMV) - "CONTAL"
ADR Nivel 1 "over-the-counter" - "GPOCY"

Annual Shareholders' Meeting
April 22, 2010, 12:00 noon
Dr. Burton E. Grossman Auditorium
Corporate Headquarters
Tampico, Tamaulipas, México.

Shareholders Assistance
Gloria Patricia Rodríguez Pintor
Tel.: (833) 241-2523
Fax: (833) 241-2541
grodriguez@contal.com

Investor Relations
Juan Hawach Sánchez
Tel.: (833) 241-2580
Fax: (833) 241-2596
jhawach@contal.com

Financial Highlights

In millions of pesos as of December 31

	2009	2008	Variation %
Net Revenues	**13,536**	12,826	**5.5**
Operating Profit	**2,367**	2,292	**3.3**
Net Profit	**1,755**	1,800	**-2.5**
Total Assets	**11,198**	10,577	**5.9**
Total Liabilities	**2,323**	2,076	**11.9**
Stockholders' Equity	**8,875**	8,501	**4.4**
Earnings per Share (Pesos)	**2.34**	2.40	**-2.5**
Operating Cash Flow per Share (Pesos)	**3.71**	3.58	**3.6**
Closing Stock Price per Share (Nominal Pesos)	**33.08**	22.90	**44.5**
Cash Dividends per Share (Nominal Pesos)	**1.50**	2.00	**-25.0**
Average Outstanding Shares (Millions)	**750**	750	**0.0**
Infrastructure Investments	**318**	510	**-37.6**


Net Revenues
In Millions of pesos
11,469
11,899
12,283
12,826
13,536
2005
2006
2007
2008
2009


Profit
In Millions of pesos
1,879
1,301
2,060
1,660
2,130
1,606
2,292
1,800
2,367
1,755
2005
2006
2007
2008
2009
Operation
Net


Operating Cash Flow (EBITDA)
In Millions of pesos
2,242
2,440
2,498
2,683
2,781
2005
2006
2007
2008
2009


Total Assets
In Millions of pesos
9,626
9,696
10,506
10,577
11,198
2005
2006
2007
2008
2009


Total Liabilities
In Millions of pesos
2,115
1,971
2,170
2,076
2,323
2005
2006
2007
2008
2009


Stockholder's Equity
In Millions of pesos
7,511
7,725
8,336
8,501
8,875
2005
2006
2007
2008
2009

Note: In accordance with the new NIF B-10 "Inflationary Effects," 2007 and prior Financial Statements are expressed in constant pesos at purchasing power of December 31, 2007.

Message from the Chairman of the Board
2009 Annual Report

Dear Shareowners:

Thank you for your kind attendance to the 2009 Annual Report presentation on Grupo Continental at our facilities.

It is an honor for me to share with you that while last year was a complex one for the industry in general, our strategies and professional performance in every area of the business led to excellent results, the outcome of continuous efforts and exceptional work provided by our outstanding team of collaborators.

Faced with global trends driving the growth of emerging beverages, we are consistently offering products to satisfy these trends, along with innovative market-oriented programs to serve the market according to new specifications. The evolution of our partnership with Jugos Del Valle, in alliance with The Coca-Cola Company and Coca-Cola's Bottling System in Mexico, is a clear example of the flexibility and adaptability of our business model to the market's requirements and preferences.

The excellent results reported here today is the conclusion of the well-coordinated and efficient performance of all of us working in this company. Our attitude and service are based on Customer and Consumer satisfaction. This is the motivation leading us to reach our goals.

Throughout our evolution, financial and operating indicators at the close of every year have raised the bar for the following year. In 2009, this and every other rising challenge was resolved through the devoted collaboration of our people, and we proudly achieved historical records in five of our key indicators:

- Total Sales Volume amounted to 427 million unit cases, 35% more than the previous year.
- Our Net Sales increased by 5.5% as compared to 2008, which represents a total income of 13,536 million pesos.
- Our Operating Profit reached 2,367 million pesos, 3.3% higher than the preceding year.

- Operating Cash Flow amounted to 2,781 million pesos, that is, a 20.5% margin of Net Sales.
- The Return On Investment was 21%; 10 percentage points above capital cost.

In conjunction with the above, we have maintained zero cost of net debt for the 11th consecutive year, with the advantages this represents, considering exchange rate fluctuation risks.

Our CEO, Mr. Miguel Ángel Rábago Vite, will describe in his message the essence of policies that led us to achieve these results.

Our Customer Service programs, designed considering their specific scope and needs, as well as knowledge and understanding of Consumer expectations and preferences, have enabled us to clearly identify open opportunities in the market. This is the way our company accurately focuses on the priorities Customers and Consumers expect from our products and services.

Incremental improvements to our processes, cost and operating time reduction, as well as better production and service specifications, are aspects we carefully focus on, in line with the productivity and quality principles firmly established in our company culture.

These actions, contained in our Quality and Development System, have enabled increasingly efficient operations. In conjunction with our responsible financial practices, we consolidated our position among the best Coca-Cola Bottlers, overcoming complex variables in the country during recent years.

We reaffirm our respect to The Coca-Cola Company and nurture the professional relationship between both companies. The successful culmination of the 2007-2009 Strategic Plan, where the initiatives for the UNO program were developed and Segmentation, Presale and Marketing models were strengthened, are a clear sign of our alliance's value and strength.

The agreement between our long-term focus and regarding Customers and Consumers at the core of our mutual strategies, are conductive to the results, please interest groups and benefit the communities wherein we work.

Our Social Responsibility vocation is inherent to our operations. We consistently exercise policies to promote the quality of life for Collaborators and their families, their health and personal development.

We have adopted strict safety and environmental measures in every process, increasing our surrounding populations' sustainability.

Along with The Coca-Cola Company, we collaborated in social and environmental support programs, certain that these commitments are an essential and integral part of our own unique business model.

We are focused and prepared to continue servicing our market, with the highest quality and service standards in our regions, making the best use of our installed capacity and the investments we will be making in the future.

We work to strengthen our great competitive advantages: Market Leadership, state-of-the-art technology and a solid business strategy with a clear vision of sustained and profitable long-term growth. With this framework and the firm and formal partnership with The Coca-Cola Company, we project a promising future in every respect.

In 2009, Grupo Continental proudly celebrated 45 years since its foundation, and 30 years listed in the Mexican Stock Exchange. The visionary work of Dr. Burton E. Grossman has and will continue to grow on the same ethical bases of Integrity, Respect and Fairness. These principles guide our actions and have led us toward excellence every day.

During this time, many success stories have been told by every person, in every team, of different business units. Collaborators who began with the company and have contributed to all our growth stages, have found fertile ground for their personal and professional development.

On behalf of those of us comprising Grupo Continental today, I our express profound acknowledgement and sincere gratitude to those who began this journey and turned this company into a sound and progressive business. Your example is profoundly inspiring, and your contribution has always strengthened us.

Thank you very much to our Board of Directors, for their wise Corporate Governance and their determined business strategy, guiding us every year.

A special thank you to our Customers and Consumers, who are the core of our plans, for their daily loyalty and preference for our products. Our professional duty and permanent promise to ensure service and meet their expectations is our purpose.

The commitment to collaborate we found in our suppliers has been instrumental in reaching our common goals. We thank each and every one of them who walk with us on the path of excellence, where we harvest mutual benefits.

Each and every one of the 14,000 Collaborators of Grupo Continental, deserves our most sincere appreciation and highest acknowledgement for their valuable contribution and dedicated daily performance in any situation. Your efforts lead Grupo Continental to be an outstanding organization, creating value for all stakeholders in this company.

The exemplary management of Miguel Rábago and Baldomero Ponce in the Executive Office, along with the seasoned Executives' team in all our operations, guarantee high strategy and performance standards we establish to reach our goals.

To our shareowners, I reiterate my sincere gratitude for your trust. Your interest in the ongoing growth of this company is a great satisfaction for all of us.

Again, thank you all: Shareowners and Board members, Executives and Collaborators, Suppliers, Customers and Consumers, for your resolute participation to achieve Grupo Continental's objectives. This company is proud of its history and has huge future projection, to which, as of today, we are committed with the sound conviction of rendering our best efforts to be worthy of your honorable acknowledgement, always!

Truly yours,

Cynthia H. Grossman
Chairman of the Board of Directors

Chief Executive Officer's Report

The year 2009 will be remembered as a challenging and complex year, because of the effects of hardships in financial systems in all areas and levels of the global economy. However, the strength of our business strategy became evident, attaining very satisfactory results.

In this scenario, which prevailed throughout the year, the market showed a slowdown in consumption, to which our company in accordance with proven strategies approved by the Board of Directors and implemented throughout the Group, resulting once again in new historical records in our various indicators.

We are proud to present to you the following results, including several new records in the history of Grupo Continental, faithfully accomplishing our business objectives and priorities for 2009:

- We sold 228 million unit cases of Coca-Cola, our leading product, reaching a 2.8% increase in this important segment, exceeding our goal.
- We also exceeded our Sales Volume goal, attaining a total of 427 million unit cases; this contributed to our growth of 3.5% compared to 2008.
- With respect to Jugos Del Valle, we positioned this brand with a market share of 25.6%. The growth recorded in this category was 106.5% compared to the previous year.
- In the Performance Quality Index, seven of our bottlers were ranked among the top 10 domestically, in the traditional market. The global PQI reached was 65.5 in December 2009.
- In the flavored-drink segment, exercising designed strategies favorably switched our 2008 trend and we were able to increase our market share by 0.3 percentage points, reaching 44.2%.
- By increasing our presence in the returnable packaging mix as a savings alternative for our Consumers, our stock in this area increased the initial 2009 trend by 8.3 points. We achieved a cumulative growth of 2.9% in these sizes.

- Regarding Ciel, our Purified Water brand, we attained a 5.0% growth as compared to the previous year, thereby conquering 42.4% of the market share in this segment.
- Our ROIC reached 21%, which means 10 percentage points above cost of capital. Without a doubt, it is the highest among bottlers listed in the Mexican Stock Exchange.
- We strategically reinforced our cooling capacity in the market, investing 112.3 million pesos in new equipment, used to install 17,695 more refrigerators in our territorial market. To this day, we have 181,000 units.
- In meeting our Social Responsibility, we increased our involvement in national programs with PRONATURA, FUNSALUD and ECOCE, as well as local programs and campaigns in the communities where we work, thereby promoting the "Viviendo Positivamente" campaign.

Financial results obtained with everyone's efforts in 2009, mirror the soundness of our strategies and the quality performance of our entire team:

- With our Customers' preference, Net Sales increased by 5.5% as compared to 2008, which produced total earnings of 13,536 million pesos.
- Operating Profits amounted to 2,367 million pesos, 3.3% higher than what we accomplished in 2008.
- Net Profits reached 1,755 million pesos, reaching a net margin of 13.0%.
- Operating Cash Flow amounted to 2,781 million pesos, that is, a 20.5% margin of Net Sales.

These results are possible due to our committed team of Collaborators, who daily find greater personal and professional development opportunities at Grupo Continental. They contribute with their talent and enthusiasm, determined to participate in our traditional and unique organizational structure.

In addition to these exemplary results, we are inspired by our Customers and Consumers' loyalty to the brands and products we distribute. Their preference deserves all our respect and dedication.

We know that beyond our achievements, the important thing is what we become once we conquer our goals. We become a triumphant team, ready to take the next step into the future.

The best attitude for the future

In 2009 we celebrated our first 45 years of history, which has led us to this moment in time, full of life, experience and vitality.

Along this road, we have confirmed that the future is built every day, finding us better prepared and alert. We address our future with readiness and always based on our core principles, the legacy of our founder, Dr. Burton E. Grossman.

The plans we will follow into the future are designed to move forward in the best way possible in the long-term. Customer Service will continue to be our main premise for the entire team, the daily mission.

Top performance and the constant pursuit of excellence in strategy and performance, are the pillars upon we will base the development plans of our people and the evolution of our business. Integrity will continue to be the principle supporting all our actions.

We will continue our firm relationship with The Coca-Cola Company, based on mutual trust expressed throughout so many years. We know success relies on the coordinated performance within the market and mutual respect; both companies look in the same direction, certain we will reach our objectives through necessary synergies.

We are convinced of the importance of our Social Responsibility, and will continue our commitment to respect the quality of life of our Collaborators and the communities wherein we work. The environment is an important part of our agenda, and therefore, we will work closely with the appropriate authorities to implement actions to care for the environment and for social development, participating in strategies fostered by The Coca-Cola Company toward general sustainability.

Our principles and Organizational Culture will continue to guide our ethics driving our business decisions. With Integrity, Respect and Fairness, we will strengthen the bonding relationships with Collaborators, Shareowners, Customers, Consumers, and the community in general.

My most sincere appreciation to the members of the Board of Directors. Your permanent support greatly contributes to the success that characterizes us.

Thank you very much to all our Collaborators, whose daily efforts translate into long-term wellbeing for all of us involved in Grupo Continental. This team is more competitive and professional every day, to serve our market with enthusiasm.

To all our Customers and Consumers, thank you for your constant support and preference. We reiterate our commitment to always do our best to meet the standard your trust deserves.

Truly yours,

Miguel Angel Rábago Vite
Chief Executive Officer


Company Value on the Mexican Stock Exchange
Millions of Dollars
820
1,104
1,231
1,272
1,431
1,236
1,586
1,777
1,247
1,902
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009


Return on Invested Capital
ROIC (%)
16.8
19.7
19.8
20.8
21.0
2005
2006
2007
2008
2009


Paid Dividends
(%) of Net Profit
243.1
108.9
58.6
93.4
62.5
2005
2006
2007
2008
2009

2009 Operating Results

Our mission is to ensure Customer service and Consumer satisfaction. Consistently achieving this purpose is made possible through an excellent performance at each point of sale, because contact is the culmination in the careful performance of our products' manufacturing processes.

In 2009, we continued developing and implementing modern information technologies that enabled us to have a broader knowledge of our Customers, for the purpose of identifying sales growth opportunities, as well as supporting continuous improvement in different business processes.

Likewise, we will continue implementing long-term strategies, in a complicated arena due to the difficulties emerging in our country as a result of the world's economy. We move forward attaining our objectives, and confirming that our Customer focus is the proper guideline to reach success.

Market Share and Volume

All Categories

Our sales volume during 2009 reached 427 million unit cases, including allowances and samplings. This number shows a growth of 3.5% as compared to 2008.


Total Sales Volume
Millions of Unit Cases
Sales + Sampling (All Products)
312
334
343
354
352
370
386
406
413
427
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Annual per capita consumption amounted to 788 unit bottles, that is, 187 liters of our products per person, with this result being one of the highest in the entire country.

Soft Drinks

In the category of carbonated beverages, we reached 293 million unit cases, 235 million in the cola segment and 58 million in the flavored segment. These sales contributed significantly to our 2009 growth.

Bottled Water

The bottled water category contributed 123 million unit cases, including jugs, to strengthen our sales volume. The breakdown included 16 million unit cases in personal sizes, including 5-liter jugs. The 30 million jugs sold in our routes contributed 107 million unit cases in this size.

Emerging Beverages

In this growing segment of our sales volume, we reached 11 million unit cases. Jugos Del Valle is contributing significantly in this category.

Strategies for Market Development

In 2009 we achieved over 290 SKUs in the market, supported by conducting 418 launching events, the most outstanding due to their impact were: Coca-Cola 1.5-liter Ref Pet; Coca-Cola and Coca-Cola Zero 400 ml Pet and 237 ml in nonreturnable glass bottle. In emerging beverages, we complemented the brand portfolio of Jugos Del Valle, and also reinforced the Powerade brand with temporary packaging and the 1-liter Pet size.

In order to strengthen our position at the point of sale, while fostering a better relationship with Customers, we have reinforced our Segmentation Program, to include retailers in a positive way with the established performance standards and mutual benefits.

Our strategies to serve the Modern Channel are rapidly and successfully maturing, becoming increasingly efficient in Customer perception and in the productivity of its routes.

In order to increase Customer and Consumer preference, 17 promotional campaigns were conducted as follows:

- Fourteen oriented to Consumers, the most outstanding being "El Depa Coca-Cola Light," "Autoganas con Ciel," "Ciel Camina México," and the "Navivasos" campaign for New Year's celebrations.
- One Retailer-oriented promotional: "Detallista Seguro".
- Two image-related events to strengthen our leading brand: The Coca-Cola Zero Mega Concert and the 12th Annual Coca-Cola Soccer Championship.

We continue to increase our cold drinks platform, which includes more than 181 thousand units in the market, including refrigerators, fountains and vending machines. This scheduled growth ensures continuous availability of cold products in the market, consolidating another great competitive advantage that characterizes us.

In 2009 we worked with 824 thousand Customers, through 2,248 distribution routes. Our Customer portfolio includes 232 thousand soft drink, water in personal sizes, and emerging beverage retailers, and 592 thousand are Ciel jug Customers.


Sales per Category
Millions of Unit Cases
Sales + Sampling (All Products)
2.7%
3.7%
54.9%
25.1%
13.6%
Cola
Flavored
Jug Water
Bottled Water
New Categories


Sales Volume per Channel
1.3%
11.1%
9.4%
9.1%
69.0%
Traditional Channel
Modern Channel
Food
Schools
Others


Sales Mix per Package
Soft Drink + Bottled Water
Sales + Sampling
Returnable
36.3%
Non Returnable
63.7%
Personal
47.8%
Family
52.2%


Consistent Year-Round Product Demand
As a percentage of Total Sales Volume
Soft Drink + Bottled Water
Sales + Sampling
7.0
7.0
7.8
8.7
9.0
8.9
9.6
9.1
7.9
8.6
7.6
8.9
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

Grupo Continental, S.A.B. and Subsidiaries
2000 – 2009 Consolidated Financial Statements

Millions of Pesos as of December 31

	Compound Annual Growth 2005 - 2009 (5 Años)	2009	2008	2007	2006	2005	2004	2003	2002	2001	2000
Net Sales	4.00%	13,536	12,826	12,283	11,899	11,469	11,132	11,679	11,910	11,992	11,019
Cost of Sales		6,662	6,223	5,819	5,613	5,463	5,194	5,433	5,194	5,309	4,958
Gross Profit	3.00%	6,874	6,603	6,464	6,286	6,006	5,938	6,246	6,716	6,683	6,061
Gross Margin		50.8%	51.5%	52.6%	52.8%	52.4%	53.3%	53.5%	56.4%	55.7%	55.0%
Operating Expenses		4,507	4,311	4,334	4,226	4,127	4,086	4,291	4,385	4,324	3,842
Percentage of Net Sales		33.3%	33.6%	35.3%	35.5%	36.0%	36.7%	36.7%	36.8%	36.1%	34.9%
Operating Profit	5.00%	2,367	2,292	2,130	2,060	1,879	1,852	1,955	2,331	2,359	2,219
Operating Margin		17.5%	17.9%	17.3%	17.3%	16.4%	16.6%	16.7%	19.6%	19.7%	20.1%
Other Income & Expenses, Net		-193	-194	-139	-19	-149	-248	-154	-216	-233	-231
Total Cost of Financing		-113	-199	-77	-82	-3	41	-118	-143	-57	-100
Equity in Associated Companies		112	140	144	130	162	155	162	131	103	79
Profit Before Taxes	6.9%	2,399	2,437	2,212	2,253	1,895	1,718	2,081	2,389	2,286	2,167
Tax on Profit		644	637	606	593	594	512	746	846	834	852
Discontinued Item		0	0	0	0	0	0	0	0	33	0
Consolidated Net Profit	7.8%	1,755	1,800	1,606	1,660	1,301	1,206	1,335	1,543	1,419	1,316
Minority Net Profit		-1	1	1	1	0	1	0	-3	0	4
Majority Net Profit		1,756	1,799	1,605	1,659	1,301	1,205	1,335	1,546	1,419	1,312
Majority Net Profit Margin		13.0%	14.0%	13.1%	13.9%	11.3%	10.8%	11.4%	13.0%	11.8%	11.9%
Earnings Per Share		2.34	2.40	2.14	2.21	1.73	1.61	1.78	2.06	1.90	1.76
Shares		750	750	750	750	750	750	750	750	749	747

Note: In accordance with the new NIF B-10 "Inflationary Effects," for 2007 and prior periods, Financial Statements are expressed in constant pesos at purchasing power of December 31, 2007.


Operating Profit
In Millions of pesos
2,219
2,359
2,331
1,955
1,852
1,879
2,060
2,130
2,292
2,367
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009


Income Before Taxes
In Millions of pesos
2,167
2,286
2,389
2,081
1,718
1,895
2,253
2,212
2,437
2,398
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009


Net Profit
In Millions of pesos
1,316
1,419
1,543
1,335
1,206
1,301
1,660
1,606
1,800
1,755
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Financial Statements Analysis

Millions of Pesos as of December 31

	2009	**%**	2008	%
Net Revenues	**13,536**	**100.0**	12,826	100.0
Cost of Sales	**6,662**	**49.2**	6,223	48.5
Gross Profit	**6,874**	**50.8**	6,603	51.5
Operating Expenses	**4,507**	**33.3**	4,311	33.6
Operating Profit	**2,367**	**17.5**	2,292	17.9
Other Revenues, Net	**-193**	**-1.4**	-194	-1.5
Total Cost of Financing	**-113**	**-0.8**	-199	-1.6
Equity in Associated Companies	**112**	**0.8**	140	1.0
Profit Before Taxes	**2,399**	**17.7**	2,437	19.0
Income Taxes	**644**	**4.7**	637	5.0
Net Income	**1,755**	**13.0**	1,800	14.0
Minority Net Income	**-1**	**0.0**	1	0.0
Majority Net Income	**1,756**	**13.0**	1,799	14.0

Free Cash Flow

Millions of Pesos as of December 31, 2009

Operating Cash Flow (EBITDA)		2,781
Plus Resources		
Dividends from Associated Companies	10	
Financial Proceeds, Net	105	
Exchange Rate Profit, Net	8	
Other Income, Net	1	
Sale of Property, Plant & Equipment	115	239
Minus Expenditures		
Taxes	722	
Employee Profit-Sharing	243	
Dividends	1,125	
Capital Expenditures	318	
Jugos Del Valle Contribution	10	
Working capital variations and other items, Net	5	2,423
Free Cash Flow		**597**

Analysis of Financial Results

Grupo Continental continues to maintain its solid financial position and a debt-free balance, as a result of the strategies implemented in an increasingly changing and challenging environment. This enables us to offer our Customers and Consumers products according to their event, and a service of excellence leveraged on new service models.

We strengthened our operation and performance, mirrored on the sales volume, net sales, operating profits and a record cash flow in the history of our Group. The Operating Cash Flow resulted in 2,781 million pesos, equal to a margin of 20.5%.

Net Sales

Net Sales at the close of 2009 showed an increase of 5.5% with respect to 2008. The number amounted to 13,536 million pesos. The average price per unit case, excluding 5 and 20-liter jugs, was $41.22.

Net Revenues
In Millions of pesos


13,536
12,826
2008
2009

Total sales volume, excluding allowances and samplings, amounted to 417 million unit cases, representing 3.3% more than 2008. Of this volume, the soft drink category reported 284 million unit cases, 15 million were personal-size water (including 5-liter jug) and 107 million were jugs, while emerging beverages contributed 11 million unit cases.

In 2009, Grupo Continental again made history, by recording the highest Sales and Net Sales Volume.

Cost of Sales

The Cost of Sales reached 6,662 million pesos, representing 49.2% of Net Sales. This represents an increase of 7.0% with respect to 2008, mostly due to the following:

1. Increase in Sales Volume.
2. Last year of increase in the price of concentrate by The Coca-Cola Company.
3. Moving our sales volume toward nonreturnable containers.


Cost of Sales
In Millions of pesos
6,223
6,662
2008
2009

Operating Expenses

A larger absorption of fixed costs due to an increase in net sales caused a decrease in Operating Expenses by 0.3 percentage points, totaling 4,507 million pesos, representing 33.3% of Net Sales.


Operating Expenses
In Millions of pesos
4,311
4,507
2008
2009

Operating Profit

Breaking a record in our Group's history, Operating Profit amounted to 2,367 million pesos, an operating margin of 17.5% of Net Sales. Compared to 2008, this indicator increased by 3.3%.


Operating Profits
In Millions of pesos
2,292
2,367
2008
2009

Other Earnings and Expenses, Net

This item amounted to 194 million pesos, practically due to the Workers' Profit Sharing reserve item.


Other Earnings
and Expenses, Net
In Millions of pesos
2008
2009
-194
-194

Total Cost of Financing

This item shows a profit of 113 million pesos, mainly due to financial products generated by the investment of our Corporate Treasury and to a lesser degree by the exchange rate.


Total Cost of
Financing
In Millions of pesos
2008
2009
-113
-199

Interest in Associated Companies

From our interest in the results of associated companies, we obtained 112 million pesos. To this item, Promotora Industrial Azucarera contributed with 91 million pesos, and Andamios Atlas and Industria Envasadora de Querétaro contributed with the remainder.


Interest in Associated
Companies
In Millions of pesos
140
112
2008
2009

Profit Taxes

This item amounted to 644 million pesos, equal to 4.7% of Net Sales. The ISR (Income Tax) rate in effect as of December 31, 2009 is 28% of the appropriate tax table.


Profit Taxes
In Millions of pesos
637
644
2008
2009

Net Income

We achieved a Net Income of 1,755 million pesos, that is, a margin of 13.0% of Net Sales, and Earnings per Share were 2.34 pesos.


Net Income
In Millions of pesos
1,800
1,755
2008
2009

Management's Financial Responsibility

It is the responsibility of Company management to prepare Financial Statements and all information contained herein. Financial Statements have been prepared in accordance with the Mexican Financial Information Standards in effect, under General Accounting Policies duly approved by the Board of Directors, which are consistently applied. This responsibility includes, among other activities, maintaining the objectivity and integrity of accounting records.

The Group's Management maintains an adequate internal control structure in order to provide certainty of accounting records in every transaction, as well as rigorous protection against any significant abuse or loss of Company assets. This structure is based on a careful selection and training of qualified personnel who perform their tasks under duly documented policies and procedures.

Financial Statements of the Group are annually audited by the independent office of Certified Public Accountant Howarth Castillo Miranda, and their review was conducted pursuant to Generally Accepted Auditing Standards in México, yielding successful results.

In order to validate that management fulfills its responsibilities regarding the general control of all Company operations and that financial statements are prepared based on consistent foundations, the Board of Directors relies on its Auditing and Corporate Practices Committee, entirely comprised of members who are not employed by the company.

The Auditing and Company Practices Committee meets from time to time with External and Internal Auditors of the Company to discuss audit work and assess the effectiveness of the Company's internal control, ensuring that its reviews address operating areas of higher risk for the business.

Miguel Angel Rábago Vite	Javier Francisco Saldaña González	Roberto Martínez Garza
Chief Executive Officer	Chief Financial Officer	Chief Legal and Human Resources Director Officer

Board of Directors' Opinion on the Chief Executive Officer's Annual Report

April 22, 2010

H. General Shareholders' Meeting of
Grupo Continental, S.A.B.

In order to comply with stipulations of Articles 28, Section IV, paragraph c) and 42, Section II, paragraph e) of the Law of the Securities Market in effect, in my capacity as Chair of the Board of Directors of Grupo Continental, S.A.B., I submit to you the opinion of this Board, prepared by the Auditing and Corporate Practices Committee, with respect to the contents of the Chief Executive Officer's Annual Report, pursuant to Article 44, Section XI of the same Law, pertaining to the fiscal year of January 1 through December 31, 2009.

In periodic meetings held during the fiscal year with the Chief Executive Officer's team and other Top Executives in the company, through the appropriate Committees, we followed-up on tasks related to management, leadership, and performance of company businesses under their responsibility, as well as the main projects entrusted to them, which were effectively performed, finding them at all times consistent with the strategies, policies and guidelines approved by the Board of Directors.

We also report to this Honorable Meeting on the good performance of the company during the fiscal year.

With respect to the company's financial statements, submitted with the Chief Executive Officer's Annual Report, for the fiscal year of January 1 through December 31, 2009, they were discussed and approved in our Board of Directors meeting of February 25, this year. These reports were prepared in accordance with adequate and sufficient accounting policies and criteria in a consistent manner, and in the opinion of our external auditors, they reasonably represent the financial situation and results of our operations.

On behalf of the Board of Directors of Grupo Continental, S.A.B., we appreciate your confidence in us and the Managing Team of this Company to fulfill our commitment while directing the business.

Cynthia H. Grossman
Chairman of the Board of Directors

Board of Directors' Report

April 22, 2010

H. General Shareholders' Meeting of
Grupo Continental, S.A.B.

With respect to operations and activities

In compliance with stipulations of Article 28, Section IV, paragraph e) of the Law of the Securities Market in effect, with respect to operations and activities of the Board of Directors of Grupo Continental, S.A.B., in my capacity as Chairman, I hereby report to you that there were no operations or activities related to this Article during this fiscal year.

With respect to the main policies and accounting criteria for the preparation of financial information

In compliance with stipulations of Article 172, paragraph b) of the General Law of Corporations and in Article 28, Section IV, paragraph d) of the Law of the Securities Market in effect, in my capacity as Chairman of the Board of Directors of Grupo Continental, S.A.B., I hereby report that the company has Accounting Policies and Criteria to prepare financial information, reviewed in due time by the Auditing and Corporate Practices Committee and approved by this Board of Directors. These accounting policies and criteria have been reviewed and updated from time to time, pursuant to the enactment of Mexican Financial Information Standards, which notes are attached to the appropriate financial tax opinion prepared by the company's External Auditors, described in the attachment of this report.

On behalf of the Board of Directors of Grupo Continental, I thank you for trusting me to fulfill our commitment while directing the business.

Cynthia H. Grossman
Chairman of the Board of Directors

ATTACHMENT

Main Policies and Accounting Criteria, and Information

Our Company

Grupo Continental, S.A.B. (the "Company") is a holding company of bottling companies whose main activity is to produce, purchase and sell soft drinks, purified water and other non-carbonated drinks, all under the brands owned by The Coca-Cola Company (TCCC), in accordance with franchise granted by TCCC and which operate in seven States of México.

Subsidiaries Consolidating

The subsidiaries of Grupo Continental, S.A.B. consolidating are:

	% of interest
Embotelladora Aguascalientes, S.A. de C.V.	99.99
Embotelladora Guadiana, S.A. de C.V.	99.99
Embotelladora La Favorita, S.A. de C.V.	99.99
Embotelladora Zacatecas, S.A. de C.V.	99.99
Embotelladora Lagunera, S.A. de C.V.	99.99
Embotelladora Los Altos, S.A. de C.V.	99.99
Embotelladora San Luis, S.A. de C.V.	99.99
Embotelladora Zapopan, S.A. de C.V.	99.99
Fomento de Aguascalientes, S.A. de C.V.	99.99
Fomento Durango, S.A. de C.V.	99.99
Fomento Mayrán, S.A. de C.V.	99.99
Fomento Potosino, S.A. de C.V.	99.99
Fomento Río Nazas, S.A. de C.V.	99.99
Fomento San Luis, S.A. de C.V.	99.99
Fomento Zacatecano, S.A. de C.V.	99.99
Grossman y Asociados, S.A. de C.V.	99.99
Inmobiliaria Favorita, S.A. de C. V.	99.99
Concentrados Industriales, S.A. de C.V.	99.99
Sociedad Industrial, S.A. de C.V.	99.99
Alianzas y Sinergias, S.A. de C.V.	99.99
Cadena Comercial T3, S.A. de C.V.	99.99
Servicios Ejecutivos Continental, S.A.	51.00

Financial Information Standards (NIF)

The General Accounting Policies agree with valid Financial Information Standards (NIF) and all their effects are consistently recorded.

Consolidation Basis of Financial Statements

Consolidated Financial Statements are prepared including assets, liabilities and results of the Company and its subsidiaries, where the company owns more than 50% of its stockholders' equity.

All inter-company balances and operations are eliminated in the consolidation.

All costs and expenses shown in the income statement include those stemming from primary activities of the Company and they represent its main source of income. Following the type of practices common to its industry, the Company believes that the best way to represent its costs and expenses in the financial statements is according to purpose. This classification shows the types of costs and expenses, posted within generic items, based on their contribution to different levels of profits or losses in financial statements.

Cash and Equivalents

Surplus cash and temporary investments are posted in current assets and they consist of cash and investments at sight. Negotiable temporary investments are expressed at their cost, which is similar to their market value.

Inventories and Cost of Sales

Inventories are posted at the cost of purchase and production, which does not exceed their market value. The appraisal method used at the close of the fiscal period is the average cost. The Cost of Sales is posted at the average price of purchase at the time of the sale.

Case and Bottles

The inventory of cases and returnable bottles is posted at its cost at the close of the fiscal period and expressed at the average purchase price. Whenever cases and bottles break, they are charged to the results as sales or general expenses (bottles broken during production are charged to the cost of sales). The Company estimates that these charges to the results would be similar to those resulting if the value of the cases and bottles were depreciated throughout their estimated life cycle of approximately 4 years for glass containers (1.5 years for plastic bottles and 4 years for polycarbonate jugs).

The cost of bottlers delivered to Customers without charge during promotional campaigns for new sizes (net of amounts received from The Coca-Cola Company based on shared advertising agreements) is charged to the results of the year during which they are promoted.

Obsolete Inventories

Inventories identified as obsolete or which are entirely out of service during the fiscal period are immediately charged to the results at their book value.

Slow Movement Inventories

For slow movement inventories, a reserve is created and charged to the results of the fiscal period, which allows for their anticipated obsolescence in the event that they are not sold within a reasonable period of time, according to conditions prevailing in the company.

Investments in Shares

Investments on shares of the Company where they have significant influence are treated according to the interest method. Investments on shares of subsidiaries are appraised under the same basis, for the purpose of individual financial statements. Other investments on shares where the Company owns less than 25% and/or do not have significant influence, are posted at their purchase cost.

Property, Plant and Equipment

Property, plant and equipment are posted at their purchase cost. Depreciation is calculated using the straight line method, in accordance with total life cycles of assets, estimated by the Company.

Goodwill Credit

The goodwill is the difference between the value amount paid and the accounting value amount of shares on subsidiaries and associates, acquired on the date of the purchase and they are included in permanent investments of shares on subsidiaries and associates, respectively and it is not amortized according to provisions of Bulletin B-7, "Business Acquisitions." This goodwill is subject to the test of deterioration included in the following paragraph.

Impairment of long lived-assets

The Company and its subsidiaries revise the book value of their long term assets and the mixed credit, to detect any indication of impairment leading to the book value being totally or partially unrecoverable, pursuant to Bulletin C-15 "Impairment in the value of long term assets and theirs disposal." To determine whether there is impairment in the value, we compare the largest amount between the net price of sale and the usage value of the cash-generating unit, which consists of determining cash flows discounted during its remaining life cycle, against its book value. If the book value is higher than the usage value or the net price of sale, the difference is acknowledged in the results of the current fiscal period as a loss due to deterioration. Whenever there is intent to sell assets, these are shown in financial statements at their historical or realization value, whichever is less.

Annually it is determine the possible impairment of assets requires and charged to the results of the fiscal period. According to the Bulletin C-15 "Impairment in the value of long term assets and theirs disposal" which sets forth the procedure to calculate deterioration.

Employees Benefits

The Company acknowledges the NIF D-3 "Employees Benefits" in effect as of January 1, 2008, superseding the previous Bulletin D-3 "Labor Obligations." NIF D-3 sets forth three kinds of benefits for employees: direct at short and long-term, upon conclusion of the labor relationship, and upon retirement.

Labor obligations within the fiscal period are charged to the results, according to NIF D-3 "Employees Benefits", because these are short-term benefits, such as salaries, wages and contributions to health care institutions during this fiscal period and therefore, they do not require actuarial appraisal.

Liabilities for benefits to employees granted by the entity are determined as follows:

- Liabilities for short-term direct benefits are acknowledged as soon as they are earned based on current salaries, expressed at their nominal value. As of December 31, 2008 and 2007, there are no long-term direct benefits.
- Liabilities for conclusion of the labor relationship benefits before the retirement age is determined by considering the current value of the obligation for benefits determined as of the date of the balance sheet.
- Compensation included in the determination of these liabilities pertain to indemnification for layoff and the seniority premium due to death, handicap, layoff and voluntary severance before the retirement date, all determined in accordance with applicable labor provisions. As of 2008, actuarial gains and losses are acknowledged immediately in the results of the fiscal year. Until December 31, 2007 and pursuant to the previous bulletin, this item is amortized based on the average remaining labor life of workers anticipated to receive the benefits. In addition, transition liabilities and amendments to the

plan not yet amortized and existing as of December 31, 2007 shall be amortized for five years.

- Liabilities for retirement benefits are determined considering the current value of the obligation for benefits determined as of the date of the balance sheet. Compensation included in the determination of this liability pertains to seniority premiums for retirement and to pension plans that certain Company subsidiaries have established.

- Actuarial gains and losses, as well as amendments to the plan yet to be amortized, are amortized based on the average remaining labor life of workers anticipated to receive those benefits. In accordance with NIF D-3 as of 2008, the transition liability existing as of December 31, 2007 is amortized by the straight line method for five years. Until 2007, it was amortized based on the average remaining labor life of employees anticipated to receive the benefits of the plan. As of 2008 and pursuant to NIF D-3, the salary projections are determined based on potential employee promotions (Salary Adjustment Reserve Allotment) to estimate the wage increase rate throughout time.

- Both liabilities for retirement benefits and conclusion of the labor relationship before retirement age benefits, as well as those pertaining to net costs of the fiscal period, are determined pursuant to the unitary credit projected based on projected salaries, using for this purpose certain assumptions and hypotheses as determined by independent actuaries.

- Employee's profit-sharing of deferred profits (deferred PTU). Until December 31, 2007, deferred PTU on temporary differences emerging from the reconciliation between accounting and fiscal profits was acknowledged pursuant to the previous Bulletin D-4 "Accounting Treatment of Income Tax, Asset Tax and Employee's Profit-Sharing." As of January 1, 2008, the deferred PTU is acknowledged based on the assets and liabilities method established in NIF D-4 "Income Taxes", which is determined based on temporary differences emerging by comparing accounting and fiscal values of assets and liabilities of the Company, acknowledging them only in cases where there is probable realization of the arising liability or benefit and there is no indication that the situation will change, in such a way that liabilities or benefits may not be materialized in the future. The liabilities accumulated as of January 1, 2008 were determined according to this new standard, and based on the new methodology.

Income Tax

The deferred ISR (Income Tax) charged to the results of the fiscal period is based on criteria stipulated in NIF D-4. The method set forth in this NIF to determine the basis for calculating deferred income tax consists of comparing accounting and fiscal values of assets and liabilities. The resulting temporary differences are subject to the ISR rate that will be in effect at the time when it is estimated that these will be recovered or settled and a deferred asset or liability is acknowledged.

Income Statements

Costs and expenses shown on the income statement include those stemming from the primary activities of the Company and which represent its main source of earnings. Based on the practices of the type of industry where it operates, the Company believes that the best way to present its costs and expenses in the financial statement is according to purpose. This classification shows the types of costs and expenses, posted within generic terms, based on their contribution to different levels of profits or losses in Financial Statements.

Revenue Recognition

Earnings on sales of our products are acknowledged in the fiscal period when the risks and benefits are transferred from inventories to customers acquiring them, which generally occurs when this products are delivered in compliance with their orders. Net Sales pertain to products sold at list price, net after returns and discounts granted.

Advertising and Promotional Expenses

During the fiscal periods covered on the consolidated financial statements shown, based on annual cooperation budgets for advertising and promotion, The Coca-Cola Company (TCCC) has done shared payments in certain advertising and promotional programs, including the cost of boxes and containers introduced into the market free of charge for Customers and the Company, similar to other Coca-Cola bottling companies, has done shared payments with respect to national advertising campaigns, based on the population of their respective territories. Advertising and promotional expenses only reflect the portion of these expenses pertaining to bottling companies. These accounts receivable are paid by TCCC within a term of 30 days on average.

The recovery of expenses received from The Coca-Cola Company is credited in advertising and promotional expenses.

Transactions in Foreign Currency

Transactions in foreign currencies are posted at the exchange rate in effect on the date of the agreement. Assets and liabilities in that currency are expressed in Mexican currency at the exchange rate in effect on the balance sheet. Differences arising from exchange rate fluctuations between the dates of agreement and settlement of the transactions or their appraisal at the close of the fiscal period, are posted on the results.

Employee's Profit-Sharing

The deferred PTU charged to the results of the fiscal year are based on criteria established in NIF D-3.

As of this date, this NIF incorporates the employees' profit-sharing (PTU). Deferred PTU is determined by calculations based on the assets and liabilities method, as determined in NIF D-4 "Income Taxes".

Minority Interest

The Company owns practically 100% of the Stockholders' Equity of its subsidiaries and 51% of Servicios Ejecutivos Continental, S.A. Minority interest represents the interest in this subsidiary owned by Minority Shareholders, and it appears in the consolidated balance sheet after the majority interest. The consolidated income statement shows total consolidated net profits. The majority and minority interest distribution is shown after the consolidated net profits.

Fiscal Consolidation

The Company is authorized by the Secretariat of the Treasury to submit income tax statements on a consolidated basis.

Income Taxes

The Company is subject to Income Taxes (ISR), which is calculated by considering certain effects of inflation for fiscal purposes.

Pursuant to the ISR Law in effect, the applicable ISR rate as of 2007 is 28%.

As of January 1, 2008, the Law on Unique Rate Corporate Tax (IETU) is in effect. The IETU imposes a rate of 16.5% and it will be increased to 17% in 2009 and 17.5% as of 2010. The basis of this tax is determined by adding income from the sale of goods, independent services rendered, and granting temporary use or enjoyment of goods, minus certain withholdings paid, including inventory purchases and fixed asset investments. Taxes imposed may be abated through several credits related to salaries and wages, health care contributions, investments on fixed assets not yet deducted as of the effective date of said law, a portion of inventories, among others, as well as the ISR actually paid during the fiscal period, in such a way that the IETU to be paid is only the difference between the ISR and the IETU imposed, provided the IETU is larger.

On October 1, 2007, the Federal Official Gazette published the Law on Cash Deposit Tax (IDE), which became effective on July 1, 2008. The IDE imposes a rate of 2% on cash deposits which cumulatively exceed a monthly amount of 25,000 pesos, and it shall apply per institution in the Mexican Financial System. The IDE may be credited against the ISR of the fiscal period, and if it were the case, against the ISR withheld from third parties.

Income per Share

The basic profit per share is calculated by dividing the net profit (majority interest) by the weighted average of outstanding shares during the fiscal period.

In 1999 we increased the number of outstanding shares, without amending the amount of our stockholders' equity (*Split*), from 375,000,000 to 750,000,000 shares.

Every year the General Shareholders' Meeting approves a fund to repurchase our own shares.

In *split* cases, the basic profit per share of the previous year is determined by considering the *split* occurring during the current year as if it had occurred on January 1 of the previous year.

Comprehensive Income

"Comprehensive Income" represent the outcome of the entire performance of the Company. This concept is represented by the fiscal period's Net Profits.

Annual Report of the Auditing and Corporate Practices Committee

February 25, 2010

H. Board of Directors
and Shareholders' Meeting of
Grupo Continental, S.A.B.

In compliance with stipulations of Articles 28 and 43 of the Law of the Securities Market in effect, in my capacity as Chairman of the Auditing and Corporate Practices Committee of the Board of Directors of Grupo Continental, S.A.B., I submit to you the annual report of activities conducted by this Committee, with respect to the fiscal year of January 1 through December 31, 2009.

In the matter of Corporate Practices:

- On the performance of Top Executives
  We hereby confirm this year rendered satisfactory results and we witnessed effective performance by Top Executives of the Company, while fulfilling the objectives and priorities established for the year 2009, submitted by the Company to the Board of Directors.

- On operations with related parties
  We verified transactions between the company and related parties, finding them similar to those potentially conducted with or among non-related parties in comparable transactions:
  - Purchase of concentrate and advertising paid to The Coca-Cola Company.
  - Purchase of sugar from its associate Promotora Industrial Azucarera, S.A. de C.V.
  - Purchase of canned soft drinks from Industria Envasadora de Querétaro, S.A. de C.V.

- With respect to total compensation for the Chief Executive Officer and Top Executives
  The total compensation package for the Chief Executive Officer and Top Executives of the company is within known market standards for similar companies.

- On granting Exemptions
  We hereby confirm that during this fiscal year there were no transactions making it necessary to grant any exemptions to Directors, Top Executives or individuals with commanding power in the company.

In the matter of Audits:

- With respect to the structure of the Internal Control and Internal Auditing System

  The company maintains an adequate Internal Control structure providing certainty on the records of all its transactions, supported by existing documented policies and procedures, which are updated from time to time, exercising rigorous care and protection against any substantial abuse or loss of assets.

  Through the Internal and External Audit reports submitted to us, we ensured that the company maintained its Internal Control structure operating efficiently throughout the fiscal year, using detailed record systems for every business transaction and internal operation.

  It also has Auditing questionnaires for specific risk areas, as well as permanent thorough Internal Audit plans put into practice by a team of qualified and trained Internal Auditors who assess Internal Control from time to time in conjunction with external auditors.

  Based on the Tax Opinion submitted to us by External Auditors, as well as their remarks, we verified that the company promptly followed their recommendations and took the necessary steps to prevent the items detected.

- With respect to compliance with General Guidelines of the Internal Control System and General Accounting Policies

  Based on the Annual Report submitted to us by company officers on the Quality of Financial Information, we ensured the objectivity and integrity of accounting records, as well as compliance with General Guidelines of the Internal Control System and General Accounting Policies approved by the Board of Directors, which were consistently utilized to prepare mid-term Financial Statements submitted to the General Shareholders' Meeting, the Board of Directors, the National Banking and Securities Commission, the US Securities and Exchange Commission, and the Mexican Stock Exchange.

Amendment to Accounting Policies during the fiscal period

During the 2009 fiscal year, there were no amendments implemented to accounting policies in effect approved by the Board of Directors.

As of January 1, 2010, the following Financial Information Standards (NIF) became effective: NIF C-1 "Cash and cash equivalents," amendments to Bulletin C-2 "Financial instruments" and NIF B-5 "Financial information per segment." These provisions apply to the company and were duly adopted during the fiscal period, with the exception of the last one, which will become effective on 2011.

Assessment of the External Auditor's Performance

Based on the fulfillment of professional endeavor entrusted to CPA Carlos Garza y Rodríguez, in his capacity as External Auditor, to conduct the External Audit for the 2009 Fiscal Year, to prepare the Fiscal and Financial Tax Opinion on Grupo Continental, S.A.B. and its subsidiaries, as well as to prepare his remarks for each company, we herein express our agreement with his performance and the results of his work.

Additional Services by the External Auditor

The External Audit was the only service hired by the company during the year from the individual in charge of this endeavor.

Results of Financial Statement Reviews

The company's and its subsidiaries' Financial Statements covering fiscal year from January 1 to December 31, 2009, were subjected to a comprehensive audit review by the independent office of Certified Public Accountants Horwath Castillo Miranda and their Tax Opinion was rendered pursuant to Auditing Standards and Procedures, as applicable, issuing their Tax Opinion without exceptions or reservations.

Consolidated Financial Statements for the Fiscal Year from January 1 to December 31, 2009, were submitted for review and duly audited by the External Auditor without exceptions or reservations, and we agreed with them.

Measures adopted on relevant remarks

No relevant remarks or claims were made due to abnormal occurrences by management or by Shareholders, Directors, Top Executives, Employees or any third parties with respect to the accounting, internal controls and topics related to the Internal or External Audit.

Internal Audit Review of the 2009 Annual Report

The 2008 Internal Audit Annual Report was submitted to us by executives responsible for the company in this area. It shows satisfactory results with respect to the Internal Audit Annual Plan approved for this fiscal period. Said report does not contain significant undermining findings for the company.

Review and approval of the 2010 Internal Audit Annual Plan

We reviewed and approved the Audit Annual Plan submitted by the company for the 2010 fiscal year, and hereby confirm that they maintain a special focus and scope in their reviews with regards to its main operating areas.

Follow-up on Shareholders' Meetings' and Board of Directors' Agreements

We provided prompt follow-up on all agreements approved during Shareholder's Meetings and Board of Directors' Meetings, without exception.

With respect to compliance with Fiscal provisions

The members of this Committee have verified and agree with activities leading to compliance of fiscal obligations performed by the Company in due time and substance during the 2009 fiscal period.

With respect to compliance with legal provisions

We also agree with activities in compliance with legal provisions and the handling of legal issues conducted at the Company during the fiscal period.

With respect to compliance with requirements to conduct the External Audit

We ensured the existence of sufficient documentary evidence, to make sure that the External Auditor proposed to prepare the Fiscal and Financial Tax Opinion on the Financial Statements of Grupo Continental, S.A.B. and its subsidiaries, covered all requirements established by the National Banking and Securities Commission while fulfilling his duties.

With respect to Hiring External Auditors

On July 23, 2009, the proposal to hire external auditor CPA Carlos Garza y Rodríguez, partner of the Firm of Certified Public Accountants Horwath Castillo Miranda, was submitted and duly approved by the Board of Directors of Grupo Continental, S.A.B., to conduct the following professional endeavors:

- Conduct External Audit works on Grupo Continental, S.A.B. and its subsidiaries for the operations annual fiscal year from January 1 through December 31, 2009.
- Prepare the Fiscal and Financial Tax Opinion on Grupo Continental, S.A.B. and its subsidiaries for the same period, and
- Prepare the letter of fiscal remarks and internal control arising from his review of each Group company.

Truly,
Germán Eichelmann Rodríguez, CPA

Our Company

Grupo Continental began operations in 1964, under the leadership of its founder Dr. Burton E. Grossman, in the port city of Tampico, Tamaulipas, México.

We are a company entirely devoted to producing, distributing and selling soft drinks under the brands owned by The Coca-Cola Company, such as Coca-Cola, Coca-Cola Light, Coca-Cola Light Caffeine Free, Coca-Cola Zero, Fanta, Fanta Zero, Sprite, Sprite Zero, Fresca, Fresca Zero, Lift, Lift Zero, Senzao, Delaware Punch, Nestea, Nestea Light, Powerade, Minute Maid Revita, Minute Maid Forte, Ciel, Ciel Saborizada Plus, Ciel Mineralizada, Gladiator, Bum, VitaminWater, Illy, Del Valle, Del Valle Soya, Valle Fruit, Frutsi and Beberé.

Grupo Continental is among the major Coca-Cola bottlers in the world, as a result of the strategic guidelines established by its Board of Directors and the outstanding performance of its experienced team of Collaborators.

The company has 7 production and distribution centers, 3 production centers and 73 distribution centers, located in the most important towns and cities in the States of Aguascalientes, Coahuila, Colima, Durango, Jalisco, San Luis Potosí and Zacatecas. As a whole, the Group employs more than 14,000 Collaborators.

Grupo Continental services a market of 13.0 million potential Consumers, throughout 14.5% of Mexican territory. This covers 285 thousand square kilometers of our country, supplied by a network of nearly 824 thousand Customers of products from The Coca-Cola Company.

The Company's shares are listed in the Mexican Stock Exchange under the "CONTAL" ticker symbol and in the United States it trades ADRs in the over the counter (OTC) market under the "GPOCY" ticker symbol.

In the process of manufacturing its products, the Group's bottling plants use 100% Mexican refined sugar from Promotora Industrial Azucarera, S.A. de C.V., which has 2 of the most productive sugar mill refineries in the country, certified by the ISO 9002 Quality Standard. Grupo Continental owns 49% of the stock of this company.

Franchise Map


Grupo Continental, S.A.B.
7 Production & Distribution Centers
3 Production Centers
13 Urban Distribution Centers
60 Rural Distribution Centers
Corporate Headquarters in Tampico, Tam.
LAGUNERA
GUADIANA
ZACATECAS
AGUASCALIENTES
LOS ALTOS
SAN LUIS
ZAPOPAN
LA FAVORITA
Fresnillo
Ameca
Manzanillo
Tecoman
San Rafael
Las Fuentes
El Alamo
Toluquilla
Huentitán
Belenes
Rioverde
Juárez

- **285,000** sq. km of franchise
- **13.0 million** inhabitants
- **824,000** Customers
- **7** Production & Distribution Centers, **3** Production Centers
- **73** Distribution Centers
- **2,248** Sales Routes
- **4,728** Vehicles for distribution and market support
- Over **292** Products and Sizes in the Market
- Over **14,000** Collaborators
- **788** Unit bottles consumed per capita per year
- Grupo Continental represents **14.4%** of the Coca-Cola System volume in México

Conceptual Framework

Philosophy

The commitment shared by all of us working together at Grupo Continental companies is to intensely and consistently live by its Culture, Vision, Mission and Values, owning them, turning them all into a reality.

Culture

Our culture is oriented toward achieving Excellence.

Vision

To be a high performance company.

Mission

To ensure Customer Service and Consumer Satisfaction.

Values

Our core value is Integrity, based on Respect and Fairness.

Business Strategy

To pursue profitable growth opportunities ensuring the permanence of our company for future generations.

Board of Directors

Cynthia H. Grossman Chairman of the Board Entrepreneur and Private Investor (1983)(2,6)	**Christopher Grossman** Alternate Private Investor (2005)(7)
Bruce E. Grossman Vice Chairman of the Board Entrepreneur and Private Investor (1977)(2,6)	**Brett Grossman** Alternate Private Investor (2009)(7)
Marcos Aguilar Romo Business Consultant & Private Investor (1981)(2,7)	**Julián Guzmán Luna** Alternate Chief Operations Officer Grupo Continental, S.A.B. (2007)(7)
Miguel Angel Rábago Vite Chief Executive Officer Grupo Continental, S.A.B. (2000)(2,7)	**Javier Francisco Saldaña González** Alternate Chief Finance Officer Grupo Continental, S.A.B. (2007)(7)
Modesto Llarena Arriola Treasurer of the Board Business Consultant (2003)(1,4)	**Jorge Antonio Tirado del Pozzo** Alternate Private Investor (1983)(4)
Germán Eichelmann Rodríguez Business Consultant (2004)(1,4)	**Rigoberto Sebastián Medina Ochoa** Alternate Private Investor (2007)(4)
Carlos Artolózaga Noriega Business Consultant & Private Investor (2007)(3,4)	**Alfonso Anaya Olalde** Alternate Private Investor (2007)(4)
Pedro Manuel Garcia Elizondo Private Investor (2002)(3,7)	**Baldomero Ponce Cruz** Alternate Assistant Chief Executive Officer Grupo Continental, S.A.B. (2007)(7)
Felipe Jiménez Business Consultant (2005)(3,7)	**Efraín Ayestarán Zambrano** Alternate Chief Executive Officer Promotora Industrial Azucarera, S.A. de C.V. (2007)(7)
Diego Alonso Hinojosa Aguerrevere Entrepreneur and Private Investor (2002)(1,4)	**David Gómez Fuentes** Alternate Professor and Dean Instituto de Estudios Superiores de Tamaulipas, A.C. (2005)(4)
Jerónimo Gutiérrez Aja Vice President Technical, Latin America The Coca-Cola Company (2009)(6)	**José Luis Carmona Nava** Alternate Vice President, Latin America Strategic Planning The Coca-Cola Company (2007)(6)
Francisco Javier Sánchez Lamelas Marketing VP, Latin America, The Coca-Cola Company (2008)(6)	**Eduardo Raúl Arrocha Gío** Alternate Vice President and Legal Director, Latin America The Coca-Cola Company (2000)(6)
Roberto Martínez Garza Secretary of the Board Legal and Human Resources Executive Director Grupo Continental, S.A.B. (1993)	

The Board of Directors of Grupo Continental, S.A.B., is supported by the following Committees (1) Auditing and Corporate Practices, (2) Finance and Planning, (3) Assessment and Compensation, which provide analyses and recommendations to the Board of Directors as related to their areas of expertise. The Board is comprised of 12 Directors and their Alternates. Five Directors and four of their Alternates are Independents.

(4) Independent Director
(5) Equity Independent Director
(6) Equity Associated Director
(7) Associated Director

The first number in parenthesis refers to the year when they became members of The Board of Directors of Grupo Continental, S.A.B.

Executive Team

Miguel Angel Rábago Vite (33)
Chief Executive Officer

Baldomero Ponce Cruz (31)
Assistant Chief Executive Officer

Julián Guzmán Luna (35)
Chief Operations Officer

Javier F. Saldaña González (29)
Chief Financial Officer

Roberto Martínez Garza (35)
Legal and Human Resources Executive Officer

Francisco Iturriaga González (18)
Technical Director

José Eduardo Herrera Ortiz (24)
Controller and Treasurer Director

Antonio Rojas Galván (20)
Legal Director

Oscar Aguirre Valdez (30)
Marketing Director

Sergio Serrano Vázquez (29)
IT Director

Agustín González Flores (16)
Labor Relations and Organizational Development Director

Eduardo De Gorordo Moreleón (31)
Distribution and Sales Director

Herman Goettsch Amigot (20)
Fiscal Affairs Director

Jorge Deutsch Sada (16)
Logistics & Supply Director

Sergio García Casanova (18)
Transportation Director

José Ramón Delgado Castro (20)
Corporate Services Director

Directivos de Embotelladoras

Víctor Manuel Olivares Maldonado (30)
Embotelladora Aguascalientes, S.A. de C.V.

Sergio Aldape Contreras (34)
Embotelladora Guadiana, S.A. de C.V.

René Lara Elizondo (32)
Embotelladora La Favorita, S.A. de C.V.

Carlos Maya Castro (35)
Embotelladora Lagunera, S.A. de C.V.

Ricardo Cortez de Armas (34)
Embotelladora Los Altos, S.A. de C.V.

Fernando González Lasso (31)
Embotelladora San Luis, S.A. de C.V.

Francisco J. Orendáin González (28)
Embotelladora Zacatecas, S.A. de C.V.

Roberto Valdivia Cárdenas (29)
Embotelladora Zapopan, S.A. de C.V.

Operating Managers

Jorge Elizondo Asturias (18)
Embotelladora Aguascalientes, S.A. de C.V.
Las Trojes Production and Distribution Center

Fausto Herrera Santana (41)
Embotelladora La Favorita, S.A. de C.V.
El Álamo Distribution Center

J. Cuauhtémoc Alanís Mercado (23)
Embotelladora La Favorita, S.A. de C.V.
San Rafael Distribution Center

Fernando Gómez Muñoz (19)
Embotelladora La Favorita, S.A. de C.V.
Tecomán Distribution Center

Roberto Trujillo Haro (42)
Embotelladora Lagunera, S.A. de C.V.
Estadio Distribution Center

Juan Ramón Villarreal Guzmán (28)
Embotelladora Lagunera, S.A. de C.V.
Revolución and San Agustín Production Centers

José Peregrino Brambila Bernal (31)
Embotelladora San Luis, S.A. de C.V.
Juárez Distribution Center

Humberto Marrero Narvaez (23)
Embotelladora San Luis, S.A. de C.V.
Rioverde Distribution Center

Mario Emesto Palacio González (30)
Embotelladora Zacatecas, S.A. de C.V.
Fresnillo Distribution Center

Miguel Angel Altamira González (23)
Embotelladora Zapopan, S.A. de C.V.
Ameca Distribution Center

Francisco Hernández Meza (12)
Embotelladora Zapopan, S.A. de C.V.
Belenes Distribution Center

Rafael Ochoa Partida (34)
Embotelladora Zapopan, S.A. de C.V.
Huentitán Distribution Center

Manuel Casanova Alvarado (36)
Executive Manager of Distribution and Sales
Embotelladora La Favorita, S.A. de C.V.
Toluquilla Distribution Center

Parentheses show years of experience in the industry.

Company Directory

CORPORATE HEADQUARTERS

Avenida Hidalgo No. 2303, Col. Smith
Tampico, Tam. México, CP 89140

Apartado Postal (P.O. Box): No. 664
Tampico, Tam. México, CP 89000

Telephone:(833) 241-25-00
Fax: (833) 241-25-77
www.contal.com
tampico@contal.com

Shareholder Assistance
Gloria Patricia Rodríguez Pintor
Tel.: (833) 241-2523
Fax: (833) 241-2541
grodriguez@contal.com

Investor Relations
Juan Hawach Sánchez
Tel.: (833) 241-2580
Fax: (833) 241-2596
jhawach@contal.com

MEXICO CITY OFFICES

Rubén Darío No. 281, Interior 1204
Col. Bosque de Chapultepec
Delegación Miguel Hidalgo
México, D.F., CP 11580

Telephone: (55) 5282-1009
(55) 5282-1098
Fax: (55) 5282-1485

Glossary

Coca-Cola Bottling Company or Bottling Plant: A company purchasing concentrates or syrups from The Coca-Cola Company to transform them into finished products, pack them and sell them to its Customers.

The Coca-Cola Company: More than 100 years after its foundation, it is the world's leading company in the production, marketing and distribution of syrups for non-alcoholic beverages, used in the production of over 400 leading brands of soft drinks in their markets in over 200 countries around the world.

Emerging drinks/beverages: Non-alcoholic and non-sparkling beverages, which emerge in association with trends focusing on health, nutrition and in tune with the environment. Natural bottled water is excluded, as it has its own classification category.

Unit Bottle: The equivalent of 8 ounces or 237 milliliters of fluid.

Unit Case: Standard measurement unit in the industry, equal to 24 unit bottles.

Customer: The owner of a store or other establishment selling or serving Group products directly to Consumers.

Consumer: A person who buys the Group's products at stores or other establishments for Customers, for their own consumption.

Per Capita Consumption: Average number of unit bottles consumed per person, per year, in a specific market. The Group calculates its per capita consumption by multiplying its unit case volume by 24 and dividing the result among the number of inhabitants in its franchise territory.

Fountain: Dispensing equipment used by retailers to serve the product in glasses/paper cups for immediate consumption.

Performance Quality Index: National Measurement of activities at the point of sale, which consists of assessing in a standardized manner the best marketing and trading practices, in accordance with the UNO strategy.

Vending Machine: Automatic machine dispensing canned or bottled cold beverages.

Market: Geographic area where the Group conducts operations, as defined by its franchise territory.

Unit Case Volume: Number of unit cases sold to Customers and Consumer Customers; it is the sales indicator used within the industry of bottled or canned non-alcoholic ready-to-drink beverages in a particular market.

EBITDA: Earnings Before Interest and Taxes plus Depreciation and Amortization.

ROIC: Return On Invested Capital.

Sampling: Allowances and Samplings of our products for Customers and Consumers.

SKU: Stock/Storage Keeping Unit. Definition used in logistics language for a unique size of a product which literally translates as "minimum storage unit."



Castillo Miranda y Compañía, S.C.
Torre Mayor, Paseo de la Reforma 505-31
06500 México, D.F.
Tel.: (55) 8503-4200
Fax: (55) 8503-4299
contacto@horwath.com.mx
www.horwath.com.mx

To the Shareholders of
Grupo Continental, S. A. B.

We have audited the accompanying consolidated balance sheet of Grupo Continental, S. A. B. and subsidiaries, and the balance sheet of Grupo Continental, S. A. B. as of December 31, 2009 and 2008, and the related consolidated and individual statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Mexican generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared according to Mexican financial reporting standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Grupo Continental, S. A. B. and subsidiaries, and Grupo Continental, S. A. B. as of December 31, 2009 and 2008, and the results of their operations, the changes in their shareholders' equity and cash flows for the years then ended, in accordance with Mexican financial reporting standards.

CASTILLO MIRANDA Y CIA., S.C.

C.P.C. Carlos Garza y Rodríguez

January 29, 2010

GRUPO CONTINENTAL, S.A.B. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
Thousands of Mexican pesos

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,654,093	$ 2,056,585
Notes and accounts receivable:		
Trade accounts receivable	469,435	502,123
Related parties (Note 6)	71,673	34,254
Other current assets	28,525	23,244
Recoverable taxes	6,438	3,521
Inventories (Note 7)	1,007,890	921,819
Total current assets	4,238,054	3,541,546
Investments in shares (Note 8)	1,464,224	1,355,971
Property, plant and equipment, net (Note 9)	4,958,002	5,141,863
Other non-current assets, net (Note 4-g)	537,526	537,478
Total assets	$ 11,197,806	$ 10,576,858
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-Term liabilities:		
Suppliers	$ 249,721	$ 218,724
Related parties (Note 6)	320,464	256,565
Taxes and other accounts payable	266,397	309,543
Income tax and Business flat tax	62,942	36,680
Employees' profit sharing	245,205	254,601
Total short-term liabilities	1,144,729	1,076,113
Long-term debt:		
Employee benefits (Note 10)	390,791	363,693
Deferred income tax (Note 13)	787,739	635,679
Total long-term liabilities	1,178,530	999,372
Total liabilities	2,323,259	2,075,485
Shareholders' equity (Note 11):		
Controlling interest:		
Capital stock	953,750	953,750
Additional paid-in capital	40,668	40,668
Retained earnings	6,117,777	5,700,096
Net income	1,755,216	1,799,089
Total controlling interest	8,867,411	8,493,603
Non-controlling interest (Note 12)	7,136	7,770
Total shareholders' equity	8,874,547	8,501,373
Total liabilities and shareholders' equity	$ 11,197,806	$ 10,576,858

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S.A.B. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Thousands of Mexican pesos

	Years ended December 31,	
	2009	**2008**
Net sales	$ 13,536,289	$ 12,826,451
Cost of sales:		
Cost of sales	6,524,491	6,087,913
Depreciation and amortization	137,186	135,671
	6,661,677	6,223,584
Gross profit	6,874,612	6,602,867
Operating expenses:		
Selling	1,700,470	1,606,359
Advertising and promotion	455,444	416,627
Transportation	560,324	507,967
General and administrative	1,514,774	1,524,158
Depreciation and amortization	276,287	255,640
	4,507,299	4,310,751
Operating profit	2,367,313	2,292,116
Other expenses, net	194,341	193,985
Comprehensive cost of financing:		
Interest expense	12,033	16,653
Interest income	(117,259)	(97,050)
Foreign exchange gain, net	(8,041)	(118,455)
	(113,267)	(198,852)
Equity in earnings of associated companies (Note 8)	112,117	140,034
Income before income taxes	2,398,356	2,437,017
Income taxes (Note 13)	643,774	637,347
Consolidated net income	$ 1,754,582	$ 1,799,670
Controlling interest	$ 1,755,216	$ 1,799,089
Non-controlling interest	(634)	581
	$ 1,754,582	$ 1,799,670
Income per share (controlling interest) (expressed in pesos) (Note 4-p)	$ 2.34	$ 2.40
Weighted average shares outstanding (000's) (Notes 4-p and 11)	750,000	750,000

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S.A.B. AND SUBSIDIARIES
CONSOLIDATED AND INDIVIDUAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008
Thousands of Mexican pesos

	Capital stock	Additional paid-in capital	Deficit from restatement of shareholders' equity	Accumulated effect of deferred income tax	Retained earnings	Net income	Total controlling interest	Non-controlling interest	Total shareholders' equity
Balance at December 31, 2007	$ 953,750	$ 40,668	$ (855,908)	$ (1,148,856)	$ 7,734,801	$ 1,604,920	$ 8,329,375	$ 7,189	$ 8,336,564
Application to retained earnings (Notes 4-a and 4-j)			855,908	1,148,856	(2,004,764)				
Accumulated effect of deferred income tax (Note 4-i)					(134,861)		(134,861)		(134,861)
Application of 2007 net income					1,604,920	(1,604,920)			
Dividends					(1,500,000)		(1,500,000)		(1,500,000)
Net income						1,799,089	1,799,089	581	1,799,670
Balance at December 31, 2008	953,750	40,668	-	-	5,700,096	1,799,089	8,493,603	7,770	8,501,373
Application of 2008 net income					1,799,089	(1,799,089)			
Dividends					(1,125,000)		(1,125,000)		(1,125,000)
Effects from consolidation for tax purposes (Note 13)					(256,408)		(256,408)		(256,408)
Net income						1,755,216	1,755,216	(634)	1,754,582
Balance at December 31, 2009	$ 953,750	$ 40,668	$ -	$ -	$ 6,117,777	$ 1,755,216	$ 8,867,411	$ 7,136	$ 8,874,547

The accompanying notes are an integral part of these financial statements

GRUPO CONTIENTAL S.A.B. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Thousands of mexican pesos

	Years ended December 31, 2009	2008
OPERATING ACTIVITIES:		
Income before income taxes	$ 2,398,356	$ 2,437,017
Charges to results not requiring cash:		
Provision for employee benefits	27,098	19,451
Inventory restatement effects	8,603	11,166
Items related to investing activities:		
Cancellation of investment in shares	4,561	
Depreciation and amortization	413,473	391,311
Gain on sale of property, plant and equipment	(26,489)	(3,356)
Interest income	(117,259)	(97,050)
Equity in earnings of associated companies	(112,117)	(140,034)
Total cash flow from results	2,596,226	2,618,505
Changes in:		
Accounts receivable and others	(8,349)	(57,290)
Inventories	(94,674)	(113,217)
Suppliers	30,997	(24,243)
Related parties	63,899	24,131
Other current liabilities	(55,026)	94,201
Income taxes paid	(726,165)	(792,444)
Net cash provided by operating activities	1,806,908	1,749,643
INVESTING ACTIVITIES:		
Interest received	117,259	97,050
Dividends received from associated companies	9,787	118,783
Acquisition of property, plant and equipment	(317,960)	(510,091)
Proceeds from sales of property, plant and equipment	114,915	71,969
(Increase) decrease in other investments in shares and other non-current assets, net	(10,610)	5,327
Net cash used in investing activities	(86,609)	(216,962)
Cash surplus available for financing activities	1,720,299	1,532,681
FINANCING ACTIVITIES:		
Dividends paid	(1,122,516)	(1,496,017)
Income tax payable, long-term	(275)	(939)
Net cash used in financing activities	(1,122,791)	(1,496,956)
Net increase in cash and cash equivalents	597,508	35,725
Cash and cash equivalents at beginning of year	2,056,585	2,020,860
Cash and cash equivalents at end of year	$ 2,654,093	$ 2,056,585

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S.A.B.
BALANCE SHEETS
Thousands of Mexican pesos

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 2,565,542	$ 1,961,502
Recoverable taxes	1,901	3,462
Total current assets	2,567,443	1,964,964
Investments in shares:		
Subsidiaries	7,462,514	7,231,686
Associated companies (Note 8)	1,149,955	1,046,837
Others	5,424	9,985
	8,617,893	8,288,508
Deferred income tax (Note 13)	27,365	
Total assets	$ 11,185,336	$ 10,253,472
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term liabilities:		
Accounts payable to subsidiaries	$ 2,018,457	$ 1,687,037
Taxes and other accounts payable	43,060	34,776
Income tax and Business flat tax	62,942	38,056
Total short-term liabilities	2,124,459	1,759,869
Income tax payable, long-term (Note 13)	220,831	
Total liabilities	2,345,290	1,759,869
Shareholders' equity (Note 11):		
Capital stock	953,750	953,750
Additional paid-in capital	40,668	40,668
Retained earnings	6,117,777	5,700,096
Net income	1,755,216	1,799,089
Total shareholders' equity	8,867,411	8,493,603
Total liabilities and shareholders' equity	$ 11,212,701	$ 10,253,472

The accompanying notes are an integral part of these financial statements

GRUPO CONTINENTAL, S.A.B.
STATEMENTS OF INCOME
Thousands of Mexican pesos

	Years ended December 31,	
	2009	**2008**
Revenues:		
Equity in earnings of subsidiaries and associated companies	$ 1,705,420	$ 1,722,345
Commissions earned	138,131	130,185
Total income	1,843,551	1,852,530
Operating expenses:		
General and administrative	48,149	44,334
Operating profit	1,795,402	1,808,196
Other (expenses) income, net	(4,007)	12,827
Comprehensive cost of financing:		
Interest expense	143,924	234,149
Interest income	(137,594)	(135,048)
Foreign exchange gain, net	(7,662)	(120,469)
	(1,332)	(21,368)
Income before income taxes	1,792,727	1,842,391
Income taxes (Note 13)	37,511	43,302
Net income	$ 1,755,216	$ 1,799,089

The accompanying notes are an integral part of these financial statements

GRUPO CONTIENTAL S.A.B.
STATEMENTS OF CASH FLOWS
Thousands of mexican pesos

	Years ended December 31,	
	2009	**2008**
OPERATING ACTIVITIES:		
Income before income taxes	$ 1,792,727	$ 1,842,391
Items related to investing activities:		
Cancellation of investment in shares	4,561	
Interest income	(137,594)	(135,048)
Equity in earnings of subsidiaries and associated companies	(1,705,420)	(1,722,345)
Items related to financing activities:		
Interest expense	143,811	233,419
Total cash flows from results	98,085	218,417
Changes in:		
Recoverable taxes	2,393	3,472
Other current liabilities	5,800	1,788
Income taxes paid	(76,398)	(57,380)
Net cash provided by operating activities	29,880	166,297
INVESTING ACTIVITIES:		
Interest income	137,594	135,048
Dividends received from subsidiaries and associated companies	1,382,969	2,748,574
(Increase) decrease in other investments in shares, net	(11,496)	6,081
Net cash provided by investing activities	1,509,067	2,889,703
Cash surplus available for financing activities	1,538,947	3,056,000
FINANCING ACTIVITIES:		
Interest paid	(143,811)	(233,419)
Dividends paid	(1,122,516)	(1,496,017)
Subsidiaries	331,420	(1,241,890)
Net cash flow from financing activities	(934,907)	(2,971,326)
Net increase in cash and cash equivalents	604,040	84,674
Cash and cash equivalents at beginning of year	1,961,502	1,876,828
Cash and cash equivalents at end of year	$ 2,565,542	$ 1,961,502

The accompanying notes are an integral part of these financial statements

Thousands of Mexican pesos, except as indicated

1.- COMPLIANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS

The accompanying consolidated financial statements have been prepared by the Company's management in accordance with the Mexican financial reporting standards (NIF).

2.- COMPANY'S ACTIVITIES

Grupo Continental, S.A.B. ("Contal" or the "Company") is a holding company of entities which are principally engaged in the manufacture, acquisition, distribution and sale of soft drinks, purified water and other noncarbonated soft drinks, all of them trademark by The Coca-Cola Company (TCCC) that operate the franchise granted by TCCC, distributed in seven states of Mexico.

The financial statements of Grupo Continental, S.A.B. have been prepared individually to comply with the legal requirements for an independent legal entity. The evaluation of the financial situation and the operating results of Grupo Continental, S.A.B. must be based on the consolidated financial statements that are included herein.

3.- BASIS OF CONSOLIDATION

The consolidated financial statements include assets, liabilities and results of Contal and its subsidiaries, each of which is more than 50% owned by the Company, all of then established in Mexican territory. All material intercompany balances and transactions have been eliminated in consolidation.

At December 31, 2009 and 2008 the subsidiaries of Grupo Continental, S.A.B. included in the consolidation were the following:

	Percentage of equity
Bottling companies	
Embotelladora Aguascalientes, S..A. de C.V.	99.99
Embotelladora Guadiana, S.A. de C.V.	99.99
Embotelladora La Favorita, S.A. de C.V.	99.99
Embotelladora Zacatecas, S.A. de C.V.	99.99
Embotelladora Lagunera, S.A. de C.V.	99.99
Embotelladora Los Altos, S.A. de C.V.	99.99
Embotelladora San Luis, S.A. de C.V.	99.99
Embotelladora Zapopan, S.A. de C.V.	99.99
Marketing and service companies	
Concentrados Industriales, S.A. de C.V.	99.99
Sociedad Industrial. S.A. de C.V.	99.99
Alianzas y Sinergias, S.A. de C.V.	99.99
Cadena Comercial T3, S.A. de C.V.	99.99
Servicios Ejecutivos Continental, S.A.	51.00

	Percentage of equity
Real estate companies	
Fomento de Aguascalientes, S.A. de C.V.	99.99
Fomento Durango, S.A. de C.V.	99.99
Fomento Mayran, S.A. de C.V.	99.99
Fomento Potosino, S.A. de C.V.	99.99
Fomento Rio Nazas, S.A. de C.V.	99.99
Fomento San Luis, S.A. de C.V.	99.99
Fomento Zacatecano, S.A. de C.V.	99.99
Grossman y Asociados, S.A. de C.V.	99.99
Inmobiliaria Favorita, S.A. de C.V.	99.99

4.- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company are summarized below:

a) Recognition of the effects of inflation in financial information

Since January 1, 2008 is in force the NIF B-10, "Effects of inflation", which establishes, among other changes, the recognition of the effects of inflation through the application of the comprehensive method only in inflationary environments (inflation equal or higher than 26%, accumulated in the last three annual periods), the elimination of the possibility to use replacement values to restate inventories, and the reclassification of the realized result from holding non-monetary assets and the result from accumulated monetary position to retained earnings.

Since the accumulated inflation in the previous three years of the financial statements attached hereto was lower than 26%, the economic environment has been qualified as non-inflationary. Therefore, the financial statements for years 2009 and 2008 attached hereto are presented in nominal pesos, except for the non-monetary items acquired before 2008, which include their restatement to constant pesos as of December 31, 2007. Accumulated inflation in the last three years prior to 2009 and 2008 amounted to 15.0% and 11.6%, respectively.

The application of Bulletin B-10 "Recognition of Inflation Effects in Financial Information" was integral until December 31, 2007, therefore the amounts presented in the consolidated and individual statements of changes in shareholders' equity at that date include all required effects, which consisted on the following:

- Shareholders' equity

  Items comprising shareholders' equity were restated in Mexican pesos with purchasing power at December 31, 2007, applying factors derived from the Mexican National Consumer Price Index (NCPI).

- Deficit from restatement of shareholders' equity

  Deficit from restatement of shareholders' equity represented the degree to which the Company had not succeeded in preserving the purchasing power of shareholder contributions and the results obtained. This concept was represented principally by the result of holding non-monetary assets and its corresponding effect on results when the assets were consumed. This was determined by comparing replacement values of non-monetary assets with the values derived from the Mexican NCPI.

  In accordance with the related NIF dispositions and procedures, the Company decided to reclassify to retained earnings the total value of deficit from restatement of shareholders' equity at December 31, 2007 which amounted to $ 855,908.

b) Cash and cash equivalents

Cash consists on deposits in bank accounts that do not generate interest. Cash equivalents consists in temporary investments refer to short-term fixed income investments whose original maturity is less than three months. These investments are expressed at cost plus accrued yields. The value so determined is similar to their fair value. As of December 31, 2009 and 2008 those investments amounted to $ 2,565,095 and $ 1,959,823, respectively and are included in the consolidated balance sheet.

c) Inventories and cost of sales

Inventories are stated at acquisition and production cost, which does not exceed market value. The valuation method used is average cost. Cost of sales is determined based on the mentioned method.

d) Cost of cases and bottles

The inventory of cases and bottles is recorded at the acquisition cost. The valuation method used is average cost, which does not exceed market value. Broken cases and bottles are charged to income as sales or general expenses (bottles broken during production are charged to cost of sales). These charges to results are not materially different from the results that would be obtained if the Company amortized these bottles and cases over their estimated useful lives of approximately 4 years for glass bottles (1.5 years for plastic bottles and 4 years for polycarbonate 20-liter jugs).

The inventory as of December 31, 2009 and 2008 purchased in 2007 or prior years, includes a restatement consisting in the difference between average cost and the lesser of replacement cost or deposit value determined as of December 31, 2007, which will be debited to results when the inventory be consumed.

The cost of cases and bottles provided to retailers at no charge, in connection with promotional campaigns for new container sizes (net of the amount of such costs paid by The Coca-Cola Company pursuant to cooperative marketing arrangements) is charged to income of the year in which are promoted.

e) Investments in shares

The Company's investments in shares in which has significant influence are valued by applying the equity method. For purposes of presentation in the individual financial statements, the investments in shares of subsidiaries companies are valued applying the same method. Other investments in shares in which the Company has less than 25% ownership or does not have significant influence are expressed at acquisition cost. Investments originated in 2007 and prior years include a restatement determined applying factors derived from the NCPI as of December 31, 2007, to the acquisition cost. See Note 8.

f) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost. Fixed assets acquired in 2007 and prior years include a restatement determined applying factors derived from the NCPI as of December 31, 2007, to the acquisition cost. Depreciation is calculated using the straight-line method, based on the useful lives of the assets determined by the Company. See Note 9. The mentioned restatement is debited to results as the related asset is depreciated or disposed.

g) Goodwill

Goodwill is the difference between the amount paid and the book value of shares of subsidiaries and associated companies acquired. Goodwill generated until December 31, 2007 include a restatement as of the mentioned date, determined applying factors derived from the NCPI to historical amounts. At December 31, 2009 and 2008, the accumulated goodwill amounted to $ 536,378. This amount includes $ 533,210 proceeding from subsidiaries companies and $ 3,168 from associated companies. In the individual balance sheets that are included, these amounts are presented into the investments in shares of subsidiaries and associated companies, respectively. In accordance with Bulletin B-7, "Business acquisitions", goodwill will be subject to impairment rules mentioned in next paragraph.

h) Impairment of long-lived assets

The Company and its subsidiaries review the book value of their long-lived assets, including the goodwill to detect any impairment evidence that could indicate that their book value could be non-recoverable, in accordance with Bulletin C-15, "Impairment in the Value of Long-Lived Assets and Their Disposal". To determine if an impairment exists, is considered the greater of present value (using a discount rate) of the expected net cash flows that will be yielded during the estimated useful lives of the assets or its fair value. Impairment loss is recorded considering the amount of book value that exceeds the greater of the values mentioned above. When there is an intention of selling assets, these must be presented in the financial statements at lower of historical (or restated value as of December 31, 2007 if the asset was acquired in prior years) or fair value.

i) Employee benefits

The Company recognizes the NIF D-3 "Employee benefits", in force from January 1st, 2008, replacing previous Bulletin D-3 "Labor obligations". NIF D-3 establishes three types of benefits to employees: direct short and long-term benefits, at the end of the labor relation (termination benefits) and upon retirement (post-employment benefits).

The liabilities due to employee benefits granted by the entity are determined as follows:

- The liabilities for direct short-term benefits are recognized as incurred, based on the current salaries, expressed at their nominal value. As of December 31, 2009 and 2008 there are no direct long-term benefits.

- The liabilities due to termination benefits of the labor relation before reaching retirement age are determined by considering the present value of the obligation due to benefits defined as of the date of the balance sheet, using for said purpose certain assumptions and hypotheses determined by independent actuaries. The remunerations included in the determination of these liabilities correspond to severance indemnities and seniority premium attributable to death, disability, severance and voluntary withdrawal before retirement date, all of these determined in accordance with the applicable labor laws. Actuarial gains and losses are immediately recognized in the results for the year. Transition liabilities and the changes to the plan pending amortization existing as of December 31, 2007 are amortized through the straight-line method in five years.

- The liabilities due to post-employment benefits are determined by considering the present value of the obligation due to benefits defined as of the date of the balance sheet. The remunerations included in the determination of these liabilities correspond to seniority premium for retirement and pension plans established by of some of the subsidiaries. See Note 10.

  Actuarial gains and losses, as well as the changes to the plan pending to be amortized are amortized on the basis of the remaining average work life of the workers that are expected to receive the benefits. Transition liabilities existing as of December 31, 2007 are amortized through the straight-line method in five years.

- The liabilities due to the retirement and termination of the labor relation before reaching retirement age, as well as the related net costs are determined according to the unit credit method, based on projected salaries, using for that purpose certain assumptions and hypotheses determined by independent actuaries. See Note 10.

- Until December 31, 2007, the deferred employees' profit sharing (PTU) on the temporary differences arising from the reconciliation between accounting and tax profit was recognized, in accordance with previous Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Employees' Profit Sharing". From January 1st, 2008, the deferred PTU is recognized on the basis of the assets and liabilities method established in NIF D-4, "Income taxes", which is determined on the temporary differences between accounting and tax values of the assets and liabilities of the entity, in those cases where it is likely to realize the liability or benefit that may be originated and there are no signs that this situation will change in such a way that the liabilities or benefits cannot materialize in the future. In accordance with this new regulation the accumulated liabilities as of January 1, 2008 were determined on the basis of the new methodology. The liability determined in this manner amounted to $ 155,642, of which $ 41,440 were already recorded as of December 31, 2007; therefore and in accordance with NIF D-3, the initial effect of the application of this standard, which amounted to $ 114,202, was charged to retained earnings. The recording of the mentioned deferred PTU also originated a deferred income tax effect. The total effect debited to retained earnings amounted $ 134,861, that includes $ 25,119 related to associated companies.

j) Income taxes

The income taxes (Income Tax and/on Business Flat Tax) recorded in the year's results are based on criteria established in NIF D-4 "Income Taxes". According to that NIF, the current tax determined on the basis of the tax provisions in force is recorded in the income for the year to which it is attributable and the deferred taxes determined on the basis of the assets and liabilities method are calculated, which consists of comparing the accounting and tax values of the assets and liabilities of the entity, from which both deductible and accruable temporary differences arise. The respective tax rate is applied to all the resulting temporary differences and they are recognized as a deferred asset or liability. The deferred asset tax, is recorded only when there is a possibility for their recovery.

Grupo Continental, S.A.B. determines income tax for the year based on the consolidated tax result. See Note 13.

In accordance to present regulations, the "Accumulated effect of deferred income tax" derived from the initial recognition and included in shareholders' equity as of December 31, 2007 that amounted $ 1,148,856, was reclassified to retained earnings.

k) Use of estimates

The preparation of financial statements in accordance with NIF, requires the use of reliable estimates and assumptions of events that can not be quantified precisely at the date of issuance of the financial statements. Actual results may differ from such estimates and assumptions.

l) Transactions in foreign currency

Transactions in foreign currency are recorded at the exchange rate prevailing on the date the transaction is entered into. Assets and liabilities denominated in foreign currency are stated in Mexican pesos at the date of the balance sheet. Exchange gains or losses are included in results of operations. See Note 5.

m) Revenue recognition

Revenue is recognized upon shipment of products to customers or upon delivery to the customer and the customer has taken ownership of the goods. All kind of sales discounts are deducted from sales.

n) Statement of income

Costs and expenses showed at the statements of income are derived form primary activities of the Company and that represent its main source of revenues. Considering the practices of the industry were operates, the Company considers the best way to present its costs and expenses in the statement of income is by function. This classification shows in generic headings, the types of costs and expenses based on the contribution to the different levels of income on loss of such statements.

o) Advertising and promotional expenses

During the periods covered by these financial statements, pursuant to annual cooperative marketing and promotion budgets, The Coca-Cola Company has made co-payments of the cost of certain advertising and promotional programs, including the cost of bottles and cases introduced into the market at no cost to the Company's customers. The Company, together with other Mexican Coca-Cola bottlers, has made co-payments in connection with national advertising campaigns based on the population of their respective territories. The advertising and promotional expenses reflect the portion of such costs applicable to the bottlings. The Coca-Cola Company generally pays such receivables within an average of 30 days. Expenses recovered from TCCC and credited to advertising and promotional expenses amounted to $ 374,848 and $ 375,423 in 2009 and 2008, respectively.

p) Income per share

Income per share is calculated by dividing controlling net income, by the weighted average shares outstanding during each year presented.

q) Concentration of risks

The products of Contal subsidiaries are basically traded through a significant number of medium size retailers, such a grocery stores, without existing preference in any neither customer nor type of special customer.

The sales of soft drinks, purified water and other noncabonated soft drinks performed by the Company refer to brands owned by The Coca-Cola Company. The Company has executed a franchise agreement with this company which expires in July 2014, and it is estimated that at the end of its effective term the agreement may be renewed again. In accordance with the aforementioned agreement, the concentrates used to prepare the different products must be supplied exclusively by such company.

r) Segment information

As mentioned in Note 2, Contal is the holding of companies which main activity is the manufacture, acquisition, distribution and sale of soft drinks, purified water and other noncarbonated soft drinks, that operate the franchise granted by The Coca-Cola Company, distributed in seven states of Mexico. The operational risk and yield conditions for each of the bottlers in the different territories are similar, because the products are the same, as are the production processes, the type of customers, the distribution methods and the regulatory environment in which each of the plants operate. They also operate under identical economic and political circumstances, and no internal information related with geographical areas or by zones is generated, since the management is carried as unique business entity.

5.- ASSETS AND LIABILITIES IN U.S. DOLLARS

As of December 31, 2009, the Company and its subsidiaries had U.S. dollar assets and liabilities amounting to U.S. 33.3 million and 1.3 million, respectively. Such amounts are reflected in the consolidated and individual balance sheet at the Mexican peso equivalent of 13.77 pesos per one U.S. dollar.

In the years ended December 31, 2009 and 2008, transactions in U.S. dollars included acquisition of machinery and equipment amounting to U.S. 2.3 million and U.S. 7.4 million, respectively.

On January 28, 2010, the date of issuance of the financial statements, the exchange rate was 12.93 Mexican pesos per one U.S. dollar.

6.- RELATED PARTIES

The related party balances are as follows:

	December, 31	
	2009	2008
Accounts receivable:		
The Coca-Cola Company (1)	$ 71,673	$ 34,254
Accounts payable:		
The Coca-Cola Company (2)	$ 240,779	$ 199,370
Industria Envasadora de Queretaro, S.A. de C.V. (3)	19,380	15,856
Jugos del Valle, S.A.P.I. de C.V.	39,993	40,804
Promotora Industrial Azucarera, S.A. de .C.V. (4)	20,312	535
Total accounts payable	$ 320,464	$ 256,565

(1) Accounts receivable originated by the cooperative expenses mentioned in note 4-o.

(2) Related to concentrate purchases. These amounts are due in 30 days and bear interest at the rate of two points below the TIIE (4.91% as of December 31, 2009).

(3) Balances related to purchases of canned beverages.

(4) Balances related to purchases of sugar.

The following is a summary of the most significant transactions of Grupo Continental, S.A.B. and its subsidiaries with related parties, and the ones celebrated by the Company with its subsidiaries:

	CONSOLIDATED		INDIVIDUAL	
	Years ended December 31			
	2009	2008	2009	2008
Related parties:				
The Coca-Cola Company				
Purchases of concentrate	$ 2,108,681	$ 1,971,727		
Advertising expenses	160,878	183,046		
Interest paid	8,585	12,465		
Services paid	50,736	43,557		
Jugos del Valle, S.A.P.I. de C.V.				
Purchases of juices and other drinks	327,945	281,019		
"Maquila" revenues	4,061	22,859		
Associated companies: Promotora Industrial Azucarera, S.A. de C.V.				
Purchases of sugar	1,046,718	992,696		
Industria Envasadora de Queretaro, S.A. de C.V.				
Purchases of canned beverage	462,542	375,107		
Subsidiaries companies:				
Commissions earned			$ 138,131	$ 130,185
Interest earned			20,419	38,109
Air transportation services			22,311	21,254
Interest paid			143,800	233,221
Services paid			6,060	5,688
Benefits to relevant directives of the Company:				
Direct short-term benefits	78,712	79,802		

7.- INVENTORIES

	December 31, 2009	December 31, 2008
Finished goods	$ 240,158	$ 197,729
Product in process	4,950	5,288
Raw materials	118,539	108,344
General warehouse	25,605	10,298
Spare parts and tools	166,641	158,730
Merchandise in transit	2,702	39,697
Advance to suppliers	13	45
Cases and bottles	449,282	401,688
	$ 1,007,890	$ 921,819

8.- INVESTMENTS IN SHARES

The investments in shares of associated companies are as follows:

	Ownership percentage	Investments in shares	Equity in earnings
December 31,2009:			
Promotora Industrial Azucarera, S.A. de C.V. (1)	49.00	$ 952,726	91,262
Industria Envasadora de Queretaro, S.A. de C.V. (2) (*)	14.42	79,098	4,831
Andamios Atlas, S.A. de C.V. (3) (*)	24.41	118,131	16,024
Total investments in associated companies		1,149,955	112,117
Other investments with no significant influence (4)		314,269	
		1,464,224	112,117
December 31,2008:			
Promotora Industrial Azucarera, S.A. de C.V. (1)	49.00	$ 861,464	$ 120,117
Industria Envasadora de Queretaro, S.A. de C.V. (2)	14.26	73,479	(1,140)
Andamios Atlas, S.A. de C.V. (3)	24.41	111,894	21,057
Total investments in associated companies		1,046,837	140,034
Other investments with no significant influence (4)		309,134	
		$ 1,355,971	$ 140,034

(1) This company is engaged in the production and sale of sugar, and is the only supplier of this raw material to the bottling subsidiaries of Contal. In 2008 cash dividends were received in the amount of $ 107,800. The financial statements used to apply the equity method were those with figures as of December 31, 2009.

(2) This company produces canned beverages, and sells part of its production to the bottling subsidiaries of Contal. In 2009 the company increased its shareholding from 14.26% to 14.42%. The 2009 figures that were used as the basis for the recording of the equity method have not been audited by an independent public accountant. The aforementioned amounts include a goodwill of $ 3,168.

(3) Its principal activity is the manufacturing, lease and purchase-sale of scaffolds and machinery for the construction industry. The 2009 figures that were used as the basis for the recording of the equity method have not been audited by an independent public accountant. The cash dividends received during 2009 and 2008 were $ 9,787 and $ 10,983, respectively.

(4) Includes $ 286,430 that refers to the 5.42% investment in the common stock of Jugos del Valle, S.A.P.I. de C.V.

(*) Contal has significant influence in these companies, because it is a member of the Board of Directors of each one.

Below we present certain financial information of the associated companies:

	Promotora Industrial Azucarera, S.A. de C.V.	Industria Envasadora de Querétaro, S.A. de C.V.	Andamios Atlas, S.A. de C.V.
Current assets	$ 778,162	$ 367,959	$ 196,032
Non-current assets	2,120,466	455,915	406,861
Short- term liabilities	573,389	237,101	72,045
Long-therm debt	379,485	60,254	26,835
2009 net sales	3,465,865	2,533,553	275,151
2009 net income	171,336	27,443	49,225
Retained earnings	195,926	459,777	207,358

9.- PROPERTY, PLANT AND EQUIPMENT

The amounts as of December 31, 2009 and 2008 are as follows:

	2009			2008	Average annual depreciation rate
	Investment	Accumulated depreciation	Net	Net	
Buildings	$ 2,531,419	$ 887,339	$ 1,644,080	$ 1,676,504	2.1
Industrial equipment	3,297,402	2,024,121	1,273,281	1,292,955	5.6
Anti-pollution equipment	126,849	71,383	55,466	60,375	4.6
Transportation equipment	1,787,422	1,111,208	676,214	761,159	6.9
Furniture and other equipment	359,207	233,621	125,586	113,210	6.2
Computer equipment	137,435	97,214	40,221	45,018	25.0
Refrigeration equipment	700,421	436,442	263,979	202,093	20.0
	8,940,155	4,861,328	4,078,827	4,151,314	
Land	824,042		824,042	901,083	
Construction and equipment in process, and advance to suppliers (1)	55,133		55,133	89,466	
	$ 9,819,330	$ 4,861,328	$ 4,958,002	$ 5,141,863	

(1) The Company's management estimates that the additional investment required to conclude the construction and equipment in process as of December 31, 2009 will be approximately of $ 9 million of pesos. That amount will be designated to the acquisition and renewal of the production lines.

10.- EMPLOYEE BENEFITS

The majority of Company's subsidiaries provide pension plans that cover non-union employees. These pension plans cover eligible employees with at least 10 years of service and who are 60 years of age, and pension remains in effect at least for ten years, and until the death of the employee. In pension plans of two subsidiaries, the retirement age is 65 years, with at least 15 years of service. A part of these plans is a "defined benefit plans" and the other part is a "defined contribution plans", in which the subsidiaries and employees will contribute to an irrevocable trust fund with pre-established amounts. The other subsidiaries also make annual contributions to the irrevocable trust funds based on actuarial estimations.

Two subsidiaries provide benefit pension plans covering union employees with at least 25 years of uninterrupted service and who are at least 60 years of age. The amount of payment equals 50% of the salary at the date of retirement.

Employee benefits liability is determined as follows:

	Post-employment benefits	Termination benefits	Total 2009	Total 2008
Acquired benefits obligation	$ 572,953		$ 572,953	$ 451,437
Unaccrued benefits obligation	1,001,099	$ 128,563	1,129,662	1,237,947
Defined benefit obligation	1,574,052	128,563	1,702,615	1,689,384
Plan assets ($ 1,254,280 at fair value at December 31, 2009)	1,247,235		1,247,235	1,200,403
	326,817	128,563	455,380	488,981
Net transition liability pending to be amortized	(82,018)	(29,409)	(111,427)	(151,571)
Unrecognized past service cost and changes to the plan	(15,040)	(155)	(15,195)	(17,590)
Actuarial losses pending to be recognized	(45,207)		(45,207)	(84,510)
Projected net liability	$ 184,552	$ 98,999	283,551	235,310
Deferred PTU			107,240	128,383
Total liability for long-term employee benefits			$ 390,791	$ 363,693

The components of net periodic benefit cost are as follows:

	Post-employment benefits	Termination benefits	Total 2009	Total 2008
Service cost	$ 49,894	$ 17,716	$ 67,610	$ 71,580
Interest cost	127,068	10,473	137,541	125,407
Expected return on plan assets	(98,320)		(98,320)	(95,337)
Amortization of transition liability	30,322	9,820	40,142	40,604
Amortization of unrecognized past service cost	2,312	59	2,371	2,371
Amortization of gains and losses of unrecognized obligations	346	3,113	3,459	2,020
Contributions to the defined contribution plan	15,064		15,064	15,335
Reduction and anticipated extinction of obligations				915
Net periodic benefit cost	$ 126,686	$ 41,181	$ 167,867	$ 162,895

Reconciliation between initial and final balances of the defined benefit obligation (DBO) corresponding to the benefit plans is as follows:

	Post-employment benefits	Termination benefits	Total 2009	Total 2008
Balance as of January 1, of DBO	$ 1,559,921	$ 129,463	$ 1,689,384	$ 1,531,854
Service cost	49,894	17,716	67,610	71,580
Interest cost	127,068	10,473	137,541	125,407
Actuarial (gains) losses of the year	(98,860)		(98,860)	45,951
Benefits paid	(63,971)	(29,089)	(93,060)	(85,408)
Balance as of December 31, of DBO	$ 1,574,052	$ 128,563	$ 1,702,615	$ 1,689,384

Reconciliation between initial and final balances of the plan assets (PA) corresponding to post-retirement benefits is as follows:

	2009	2008
Balance as of January 1, of PA	$ 1,200,403	$ 1,039,378
Expected return on PA	98,320	95,337
Actuarial (losses) gains of the year	(74,785)	53,587
Employer contributions	87,268	85,579
Benefits paid	(63,971)	(73,478)
Balance as of December 31, of PA	$ 1,247,235	$ 1,200,403

As of December 31, 2009, the balance of the plan assets consisted on $ 1,096,250 related to debt securities and $ 158,030 related to equity securities. In 2009, actual return on plan assets amounted to $ 107,601.

Estimated contributions to defined benefits pension plans for 2010 are $ 81.0 and for the defined contribution plan are $ 16.0 million.

The principal assumptions used in determining net periodic benefit cost corresponding to post-retirement benefits plan are the following:

	2009	2008
Discount rate	8.75%	8.16%
Expected return rate on plan assets	9.00%	9.20%
Rate of increase in future salary levels	5.07%	4.52%
Amortization period for the unrecognized prior service cost (years)	18.76	18.97%

The expected return rate of assets of the pension plan was determined based on regular practices of investment of the pension fund established by the Company (90% fix rent and 10% variable rent) and applying the long-term estimated yield recommended by actuaries, which is 8.5% for fix rent and 15.0% for variable rent, resulting a 9% of expected return from assets.

Some comparative values of employee benefits plans as of December of shown years are as follows:

	2009	2008	2007	2006	2005
Defined benefit obligation	$ 1,702,615	$ 1,689,384	$ 1,531,854	$ 1,392,774	$ 1,424,327
Fair value of plan assets	1,247,235	1,200,403	1,039,378	992,467	955,179
Actuarial gains (losses) from defined benefit obligation	98,860	(45,951)	(118,361)	43,009	(41,492)
Actuarial (losses) gains corresponding to plan assets	(74,785)	53,587	21,645	16,126	2,997

Employee Profit Sharing (PTU) recognized in the consolidated results, in the other income and expenses item, is as follows:

	2009	2008
Current PTU	$ 243,089	$ 252,522
Deferred PTU	(21,143)	(27,259)
	$ 221,946	$ 225,263

As of December 31, 2009, the balance of the deferred employees' profit sharing liability was composed of the following:

	Temporary differences	Deferred PTU
Inventories	$ 45,367	$ 4,537
Fixed assets	1,292,945	129,294
Employee benefits	(265,973)	(26,597)
Other, net	60	6
Liability as of December 31, 2009		107,240
Liability as of December 31, 2008		(128,383)
Deferred PTU credited to income		$ (21,143)

11.- SHAREHOLDERS' EQUITY

a) Capital stock

The capital stock of the Company is represented by 750,000,000 common shares, with a par value of two Mexican cents each, fully subscribed and paid.

b) Legal reserve

The net income of the Company is subject to the legal requirement of appropriating 5% thereof to increase the legal reserve of the relevant Company until this reserve represents 20% of the company's capital stock. As of December 31, 2009, the Company's legal reserve stood at 3 million nominal Mexican pesos, representing 20% of the value of the nominal capital stock of the Company. The legal reserve is not available for distribution in cash, but can be capitalized, and is included in retained earnings.

c) Reserve for repurchasing stock

As of December 31, 2009, retained earnings included $ 150,000 of reserve for repurchasing stock.

d) Dividends and capital refunds

Retained earnings, including those capitalized, are subject to taxes if they are paid in cash, except when they are paid from "net tax profit account" or "CUFIN". Also, the capital refunds that proportionally exceed the contributed capital account (CUCA), are considered dividends and subject to tax. As of December 31, 2009, the CUFIN and CUCA of the Company amounted to $ 6,983,315 and $ 694,026, respectively.

e) Dividends paid

Dividends paid were as follow:

	Years ended December 31,	
	2009	2008
Dividends paid	$ 1,125,000	$ 1,500,000
Shares issued (thousands)	750,00	750,000
Dividend per share (in pesos)	1.50	2.00

12.- NON-CONTROLLING INTEREST

As mentioned in Note 3, the Company owns practically 100% of the capital stock of its subsidiaries, and 51% of Servicios Ejecutivos Continental, S.A. The non-controlling interest (minority interest) represents the equity in this subsidiary owned by minority shareholders, and it is shown in the consolidated balance sheet after the controlling interest (majority shareholders' equity). The consolidated statement of income shows the consolidated net income and controlling and non-controlling portions are shown after the consolidated net income.

13.- INCOME TAXES

The Company is subject to income tax. Income tax is computed by taking into consideration effects of inflation for tax purposes. Contal has approval from the Ministry of Finance to file consolidated income tax.

As of January 1, 2008 the Business Flat Tax Law (Spanish initials IETU) is in effect. This tax was incurred at the rate of 16.5% in 2008 and 17% in 2009. From 2010 will be 17.5%. The basis of the tax is determined by totaling the revenues collected, less certain deductions paid, including purchases of inventories and investments in fixed assets. The tax incurred may be decreased by certain credits related to wages and salaries, Social Security contributions, investments in fixed assets that were not deducted at the time the Law was enacted, part of the inventories, among others, as well as the income tax effectively paid in the year. On such basis, the IETU will be paid only for the difference between the income tax and the IETU incurred, when the latter is higher.

On October 1, 2007, the Cash Deposits Tax Law (Spanish initials IDE) was published, which went into effect as of July 1, 2008. In 2008 and 2009 this tax was incurred at the rate of 2% on cash deposits which exceeded twenty five thousands pesos on a monthly accumulated basis, bearing in mind that it will be applicable by each institution engaged in the Mexican financial system. As of January 1, 2010, it will be incurred at the rate of 3% and the basis used will be fifteen thousands pesos. The IDE may be credited against income tax (ISR) for the same year and, if applicable, against withholding taxes.

Certain amendments to the Income Tax Law (LISR) were published in December 2009, and went into effect as of January 1, 2010. The most significant changes are as follows:

- The income tax rate for 2010, 2011 and 2012 will be 30%, while in 2013 it will be 29%, and in 2014 and thereafter will return to 28%, the rate which was in effect in 2008 and 2009.

- The effects derived from the tax consolidation regime applied up to 2009, in which an income tax was deferred, will have to be paid to the Mexican Treasury (SHCP). The accumulated effects up to 2004 will be paid from 2010 until 2014; the effects of the consolidation from 2005 will be paid from 2011 until 2015; and so on successively. By the same token, any income tax that is deferred as of 2010 would be paid within a deadline of five years, beginning in the year 2016. This amendment will result in future payments to the SHCP, which are estimated in $ 283,773. This amount includes $ 27,365 from unamortized taxable losses, which until December 31, 2008 were disclosed on a net basis of related deferred income tax, in both consolidated and individual balance sheets. In 2009 financial statements these effects were disclosed separately, and $ 256,408 corresponds to income tax over dividends paid to Contal by some subsidiaries, which did not came from the CUFIN. Until December 31, 2008, the income tax effect of these concepts had not been recorded because its payment was not considered probable. Due to the mentioned tax reform, the related income tax payable for this item was recorded in 2009 affecting the retained earnings, as established by INIF18 "Recognition of the effects of the 2010 tax reform on income taxes", issued by the Mexican Board of the Research and Development of Financial Reporting Standards (CINIF).

The analysis of the consolidated income tax charged to income is as follows:

	Years ended December 31,	
	2009	2008
Current income tax	$ 669,037	$ 673,526
Deferred income tax	(41,131)	(51,515)
Current IETU	15,868	15,336
	$ 643,774	$ 637,347

The income tax charged to the Company's individual statement of income for $ 37,511 ($ 43,302 in 2008), refers to the IETU derived from the Company's operations as an individual entity, and includes the payable or receivable effects as a result of the tax consolidation regime.

A reconciliation of the statutory income tax rate and effective rate is as follows:

	Years ended December 31,	
	2009	2008
Statutory tax rate	28.0%	28.0%
Permanent differences:		
Non deductible expenses	1.1	1.4
Incurred IETU	0.7	0.6
Inflation effects and others	(1.2)	(2.1)
Difference between current and deductible Employees' profit sharing	(0.4)	(0.2)
Effective income tax rate before the following item	28.2	27.7
Equity in earnings of associated companies	(1.4)	(1.5)
	26.8%	26.2%

The balance of the deferred tax liability included in the consolidated balance sheets is as follows:

	December 31,	
	2009	2008
Deferred income tax	$ 566,401	$ 634,897
Income tax payable, long-term (*)	221,338	782
	$ 787,739	$ 635,679

(*) The amount of $ 221,338 includes $ 220,831 proceeding of the mentioned effects related to tax consolidation.

As of December 31, 2009 the balance of the deferred income tax liability was composed of the following:

	Temporary differences	Deferred income tax
Inventories	$ 45,367	$ 13,854
Fixed assets	2,442,579	684,764
Employee benefits	(265,973)	(74,473)
Deferred employees' profit sharing	(107,240)	(30,557)
Tax losees pending to be amortized		(27,365)
Other items, net	629	178
Liablity as of December 31, 2009		566,401
Effect recorded in 2009 proceeding tax consolidation		27,365
Liablity as of December 31, 2008		(634,897)
Deferred income tax credited to income		$ (41,131)

14.- NEW PRONOUNCEMENTS

From January 1st, 2010, new regulatory pronouncements are in force, issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), which must be complied with for the presentation of financial information. A summary of the new provisions is included below:

NIF C-1 "Cash and cash equivalents"

This NIF C-1 standardizing the concepts of restricted cash, cash equivalents, investments available at sight and fair value to reflect the provisions established in NIF B-2 "Cash flow"; also, it is established that fair value or nominal value may be used for certain accounting valuations, depending on their characteristics. Furthermore, Bulletin C-2, "Financial instruments" is amended in order to define financial instruments held to maturity and financial instruments for trading purposes.

NIF B-5 "Financial information by segments"

Several amendments to the NIF B-5 will go into effect as of January 1, 2011, which are to be applied retrospectively (unless it is impractical to do so). The most significant disclosure aspects are:

a. Complementary information for each operating segment including, as the case may be, the areas in the preoperating stage.

b. Interest income and expenses should be shown separately.

c. The amounts of liabilities must be disclosed by operating segment.

d. Certain information of the entity must be presented as a whole for products or services, geographical areas and principal customers.

Appropriation of Financial Reporting Standards

Effective 2012 the company will prepare its financial statements in accordance with the International Financial Reporting Standards, issued by the International Accounting Standards Board (IASB) in conformitiy with the rules established by the National Banking and Securities Commission, for the public companies.

At the date of issuance of this report, the Company was in the process of evaluating the effects related with the application of these standards.

15.- ISSUE OF THE FINANCIAL STATEMENTS

The issue of the consolidated and individual financial statements that are included, were authorized on January 28, 2010, by Mr. Javier Francisco Saldaña González, Chief Financial Officer.



www.contal.com


Grupo
CONTINENTAL
S.A.B.

MAIN AGREEMENTS FROM THE GENERAL ORDINARY SHAREHOLDERS MEETING OF GRUPO CONTINENTAL, S.A.B., HELD ON APRIL 22, 2010.

- THE ANNUAL REPORT WAS APPROVED, WHICH INCLUDES REPORTS GIVEN BY THE PRESIDENT OF THE BOARD, THE CHIEF EXECUTIVE OFFICER REPORT, FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009, THE BOARD OF DIRECTORS REPORT, AS WELL AS THE BOARD OF DIRECTORS´ OPINION ABOUT THE CHIEF EXECUTIVE OFFICER REPORT.

- THE AUDIT AND CORPORATE PRACTICES COMMITTEE REPORT WAS PRESENTED AND APPROVED.

- THE ACTS AND AGREEMENTS OF THE BOARD OF DIRECTORS PERFORMED IN 2009 WERE RATIFIED.

- IT WAS DECIDED TO APPLY THE RESULT OF THE FISCAL YEAR ENDING DECEMBER 31, 2009 OF 1.755 BILLION, 215 THOUSAND 643 PESOS TO THE PRIOR YEARS RESULT ACCOUNT AND TAKE 1.312 BILLION, 500 THOUSAND PESOS FROM THE GROSS FISCAL PROFIT ACCOUNT (CUFIN), FOR THE PAYMENT OF A CASH DIVIDEND OF $1.75 PER SHARE, TO EACH OF THE 750 MILLION ORDINARY SHARES SERIES I 2007 ISSUE. IT WAS ALSO APPROVED TO PAY THE DIVIDEND IN ONE INSTALLMENT, STARTING ON MAY 3 AGAINST THE SUBMISSION OF COUPON 3 OF THE SAID SHARES.

- THE REPORT ON THE MANAGEMENT OF THE SHARE REPURCHASE FUND FOR 2009 WAS PRESENTED AND APPROVED.

- THE PROPOSAL TO SET 150 MILLION PESOS AS THE MAXIMUM AMOUNT FOR THE SHARE REPURCHASE FUND FOR 2010 WAS APPROVED.

- THE FISCAL OBLIGATIONS COMPLIANCE REPORT WAS PRESENTED.

- **THE NEW BOARD OF DIRECTORS WAS ELECTED AS FOLLOW:**

BOARD MEMBER	ALTERNATE BOARD MEMBER
Cynthia H. Grossman	Christopher Grossman
Bruce E. Grossman	Alberto Sánchez Palazuelos
Miguel Angel Rábago Vite	Javier Saldaña González
Marcos Aguilar Romo	Julián Guzmán Luna
Modesto Llarena Arriola	José Luis Fernández Fernández
Germán Eichelmann Rodríguez	Rigoberto Medina Ochoa
Carlos Artolózaga Noriega	Armando Solbes Simón
Pedro Manuel García Elizondo	Baldomero Ponce Cruz
Felipe Jiménez	Efraín Ayestarán Zambrano
Diego A. Hinojosa Aguerrevere	David Gómez Fuentes
Brett E. Grossman	Brandon E. Grossman
Jerónimo Gutiérrez Aja	José Luis Carmona
Javier Sánchez Lamelas	Eduardo Raúl Arrocha Gío.

MRS. CYNTHIA H. GROSSMAN WAS APPOINTED CHAIRMAN OF THE BOARD.

THE INDEPENDENCY OF MR. MODESTO LLARENA ARRIOLA, MR. GERMAN EICHELMANN RODRIGUEZ, MR. CARLOS ARTOLOZAGA NORIEGA AND MR. DIEGO ALONSO HINOJOSA AGUERREVERE, PROPOSED AS INDEPENDENT BOARD MEMBERS, WAS ASSESSED, AS WELL AS THAT OF MR. JOSE LUIS FERNANDEZ FERNANDEZ, MR. RIGOBERTO SEBASTIÁN MEDINA OCHOA, MR. ARMANDO SOLBES SIMON AND MR. DAVID GÓMEZ FUENTES, PROPOSED AS ALTERNATE INDEPENDENT MEMBERS.

- **THE APPOINTMENT OF MR. GERMAN EICHELMANN RODRIGUEZ AS PRESIDENT OF THE AUDIT AND CORPORATE PRACTICES COMMITTEE WAS APPROVED.**

- **FEES FOR AN AMOUNT OF 2 MILLION 045 THOUSAND 400 PESOS WERE ASSIGNED TO THE MEMBERS OF THE BOARD OF DIRECTORS, RATIFYING THE CHARGE FOR THE FEES PAID IN THE PREVIOUS YEAR AS GENERAL EXPENSES.**